
05050204


NATIONAL RESEARCH
Corporation


RECD S.E.C.
APR 6 2005
1086



2004 Annual Report
/ Proxy Statement

Company Profile

National Research Corporation, headquartered in Lincoln, Nebraska, believes it is a leading provider of ongoing survey-based performance measurement, analysis, improvement and educational services to the healthcare industry in the United States and Canada. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically the experience, satisfaction and health status of their patients and/or members. The Company offers solutions to effectively measure and improve the experiences with healthcare providers and payers.

Annual Meeting

The annual meeting of shareholders will be held on May 5, 2005, at 9:00 a.m. (local time) at the Company's corporate offices, 1245 Q Street, Lincoln, Nebraska 68508.

To Our Shareholders:

From strictly a financial perspective, our 2004 performance was not up to our expectations. While top line growth in our core business was satisfactory, this growth was offset by volatility in federal government sector revenues. Nevertheless, we plan to continue the course. Our focus remains on our current strategy, which is producing an increased number of new clients, deeper relationships, greater revenue levels among current clients and opening new markets for our products and services. We cannot control the government sector, but we can reduce the impact of this volatility by further strengthening and expanding other areas of our business.

One key driver of our progress this past year was our sales expansion effort. Late in 2004, we completed the first year of our three-year plan to expand our sales force from six to 36 associates. I am pleased to report that this plan is on track and producing a return on our investment. Increasing our business development resources, combined with expanding our product portfolio and opening new markets, will, in my view, be remembered in hindsight as a key milestone for the Company.

In 2004, we appointed Joseph W. Carmichael as President of National Research Corporation. Joe's almost 22 years at National Research Corporation has provided him with a deep understanding of everything we do. I am confident of his leadership ability, and I feel completely comfortable with my personal investment in the Company being largely in Joe's hands. I hope you do as well.

Looking ahead to 2005, we believe that the measurement and public reporting of patients' hospital experience across the United States will finally gain traction. In this day and age of transparency and enhanced access to information, it's amazing that we know more about the performance of our automobile than we know about the performance of our healthcare providers. Yet, even given the consumers' right and need to know, it was disturbing to me personally that so many worked so diligently to derail the effort. However, as a direct result of this national effort, consumers will be in a better position to make informed healthcare decisions, and, as fellow shareholders, you should take pride in the fact that your company helped move this effort forward. Our involvement may be the most important contribution we can make to improve a broken healthcare system.

In closing, I want to thank our associates in the United States and Canada for all they do every day in helping clients help patients, our shareholders for entrusting us with their investment and, most of all, our clients for allowing us to help them measure and improve the most important aspects of their patients' healthcare experience.

Sincerely,



Michael D. Hays
Chief Executive Officer
and Fellow Shareholder

NATIONAL RESEARCH CORPORATION

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 5, 2005

To the Shareholders of
National Research Corporation:

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders of National Research Corporation will be held on Thursday, May 5, 2005, at 9:00 A.M., local time, at our corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, for the following purposes:

1. To elect two directors to hold office until the 2008 annual meeting of shareholders and until their successors are duly elected and qualified.

2. To act upon a proposal to approve the National Research Corporation 2004 Non-Employee Director Stock Plan.

3. To consider and act upon such other business as may properly come before the meeting or any adjournment or postponement thereof.

The close of business on March 21, 2005 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof.

A proxy for the meeting and a proxy statement are enclosed herewith.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Patrick E. Beans
Secretary

Lincoln, Nebraska
April 4, 2005

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IMMEDIATELY.

NATIONAL RESEARCH CORPORATION

1245 Q Street
Lincoln, Nebraska 68508

PROXY STATEMENT
For
ANNUAL MEETING OF SHAREHOLDERS
To Be Held May 5, 2005

This proxy statement is being furnished to shareholders by the Board of Directors (the "Board") of National Research Corporation (the "Company") beginning on or about April 4, 2005 in connection with a solicitation of proxies by the Board for use at the annual meeting of shareholders to be held on Thursday, May 5, 2005, at 9:00 A.M., local time, at the Company's corporate offices located at 1245 Q Street, Lincoln, Nebraska 68508, and all adjournments or postponements thereof (the "Annual Meeting") for the purposes set forth in the attached Notice of Annual Meeting of Shareholders.

Execution of a proxy given in response to this solicitation will not affect a shareholder's right to attend the Annual Meeting and to vote in person. Presence at the Annual Meeting of a shareholder who has signed a proxy does not in itself revoke a proxy. Any shareholder giving a proxy may revoke it at any time before it is exercised by giving notice thereof to the Company in writing or in open meeting.

A proxy, in the enclosed form, which is properly executed, duly returned to the Company and not revoked, will be voted in accordance with the instructions contained therein. The shares represented by executed but unmarked proxies will be voted FOR the two persons nominated for election as directors referred to herein, FOR the proposal to approve the National Research Corporation 2004 Non-Employee Director Stock Plan (the "2004 Director Plan") and on such other business or matters which may properly come before the Annual Meeting in accordance with the best judgment of the persons named as proxies in the enclosed form of proxy. Other than the election of two directors and the proposal to approve the 2004 Director Plan, the Board has no knowledge of any matters to be presented for action by the shareholders at the Annual Meeting.

Only holders of record of the Company's common stock, $.001 par value per share (the "Common Stock"), at the close of business on March 21, 2005 are entitled to vote at the Annual Meeting. On that date, the Company had outstanding and entitled to vote 7,187,334 shares of Common Stock, each of which is entitled to one vote per share.

ELECTION OF DIRECTORS

The Company's By-Laws provide that the directors shall be divided into three classes, with staggered terms of three years each. At the Annual Meeting, the shareholders will elect two directors to hold office until the 2008 annual meeting of shareholders and until their successors are duly elected and qualified. Unless shareholders otherwise specify, the shares represented by the proxies received will be voted in favor of the election as directors of the two persons named as nominees herein. The Board has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected. However, in the event that either nominee should be unable to serve or for good cause will not serve, the shares represented by proxies received will be voted for another nominee selected by the Board. Each director will be elected by a plurality of the votes cast at the Annual Meeting (assuming a quorum is present). Consequently, any shares not voted at the Annual Meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of the directors. Votes will be tabulated by an inspector of elections appointed by the Board.

The following sets forth certain information, as of March 15, 2005, about the Board's nominees for election at the Annual Meeting and each director of the Company whose term will continue after the Annual Meeting.

Nominee for Election at the Annual Meeting

Terms expiring at the 2008 Annual Meeting

JoAnn M. Martin, 50, has served as a director of the Company since June 2001. Ms. Martin has served as President and Chief Operating Officer of Ameritas Life Insurance Corp., an insurance and financial services company, since April 2003. Prior thereto, Ms. Martin served as Senior Vice President and Chief Financial Officer of Ameritas for more than the last five years. Ms. Martin has served as an officer of Ameritas and/or its affiliates since 1988. Ms. Martin is also a director of the Saint Elizabeth Regional Medical Center, the Lincoln Chamber of Commerce and the Nebraska Society of CPAs Foundation.

Paul C. Schorr III, 68, has served as a director of the Company since February 1998. Mr. Schorr has been the President and Chief Executive Officer of ComCor Holding Inc., an electrical contractor specializing in construction consulting services, since 1987. Mr. Schorr is also a director and the chairman of the board of Western Sizzlin Corp. and a director of Ameritas Life Insurance Corp.

THE BOARD RECOMMENDS THE FOREGOING NOMINEES FOR ELECTION AS DIRECTORS AND URGES EACH SHAREHOLDER TO VOTE "FOR" SUCH NOMINEES. SHARES OF COMMON STOCK REPRESENTED BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" SUCH NOMINEES.

Directors Continuing in Office

Terms expiring at the 2006 Annual Meeting

Michael D. Hays, 50, has served as Chief Executive Officer and a director of the Company since he founded the Company in 1981. From 1981 until 2004, Mr. Hays also served as the President of the Company. Prior to 1981, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

John N. Nunnelly, 52, has served as a director of the Company since December 1997. Mr. Nunnelly has been the Group President, New Business and Specialty Sales, of McKesson Provider Technologies, a leader in the healthcare information industry, since April 2004. Mr. Nunnelly has served in various other positions during his 23 year tenure with McKesson, including Group Vice President of the Resource Management and Home Health Solutions Divisions, Vice President and General Manager of the Amherst Product Group and Vice President of Sales-Decision Support.

Terms expiring at the 2007 Annual Meeting

Patrick E. Beans, 47, has served as Vice President, Treasurer, Chief Financial Officer and Secretary and a director of the Company since 1997, and as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

Gail L. Warden, 66, has served as a director of the Company since January 2005. Mr. Warden is currently President Emeritus of Detroit-based Henry Ford Health System, where he served as President and Chief Executive Officer from 1988 until 2003. Prior to this role, Mr. Warden served as President and Chief Executive Officer of Group Health Cooperative of Puget Sound, as well as Executive Vice President of the American Hospital Association. Mr. Warden serves as Chairman to several national healthcare committees and as a board member to many other healthcare related committees and institutions. In addition, Mr. Warden serves as a director of Comerica Incorporated, a financial services company.

BOARD OF DIRECTORS

Independent Directors and Annual Meeting Attendance

Of the six directors currently serving on the Board of Directors, the Board has determined that JoAnn M. Martin, John N. Nunnelly, Paul C. Schorr III and Gail L. Warden are "independent directors" as that term is defined in the listing standards of The Nasdaq Stock Market.

Directors are expected to attend the Company's annual meeting of shareholders each year. All five directors who were directors at the time of the Company's 2004 Annual Meeting attended the meeting.

Committees

The Board held four meetings in 2004. Each person who served as a director during 2004 attended all of the meetings of the Board and the meetings held by all committees of the Board on which such director served during 2004.

The Board has a standing Audit Committee, Compensation Committee and Nominating Committee. Each of these committees has the responsibilities set forth in formal written charters adopted by the Board. The Company makes available on its website located at www.nationalresearch.com copies of each of these charters free of charge.

The Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company. The Audit Committee presently consists of Paul C. Schorr III (Chairperson), JoAnn M. Martin and John N. Nunnelly, each of whom meets the independence standards of the Nasdaq Stock Market and the Securities and Exchange Commission for audit committee members. The Board has determined that JoAnn M. Martin qualifies as an "audit committee financial expert," as that term is defined by the Securities and Exchange Commission, because she has the requisite attributes through, among other things, education and experience as a president, chief financial officer and certified public accountant. The Audit Committee held seven meetings in 2004.

The Compensation Committee reviews and recommends to the Board the compensation structure for the Company's directors, officers and other managerial personnel, including salary rates, participation in incentive compensation and benefit plans, fringe benefits, non-cash perquisites and other forms of compensation, and administers the National Research Corporation 1997 Equity Incentive Plan (the "1997 Equity Incentive Plan"), under which no additional awards may be granted, the National Research Corporation 2001 Equity Incentive Plan (the "2001 Equity Incentive Plan"), the National Research Corporation Director Stock Plan (the "Prior Director Plan") and the 2004 Director Plan. JoAnn M.

Martin (Chairperson), John N. Nunnelly and Paul C. Schorr III are the current members of the Compensation Committee. The Compensation Committee held four meetings in 2004.

The Nominating Committee consists of John N. Nunnelly (Chairperson), JoAnn M. Martin and Paul C. Schorr III, each of whom meets the independence standards of the Nasdaq Stock Market for nominating committee members. The Nominating Committee's primary functions are to: (1) recommend persons to be selected by the Board as nominees for election as directors and (2) recommend persons to be elected to fill any vacancies on the Board. The Nominating Committee held one meeting in 2004.

Nominations of Directors

The Nominating Committee will consider persons recommended by shareholders to become nominees for election as directors. Recommendations for consideration by the Nominating Committee should be sent to the Secretary of the Company in writing together with appropriate biographical information concerning each proposed nominee. The Company's By-laws also set forth certain requirements for shareholders wishing to nominate director candidates directly for consideration by the shareholders. With respect to an election of directors to be held at an annual meeting, a shareholder must, among other things, give notice of an intent to make such a nomination to the Secretary of the Company not less than 60 days or more than 90 days prior to the second Wednesday in the month of April.

In identifying and evaluating nominees for director, the Nominating Committee seeks to ensure that the Board possesses, in the aggregate, the strategic, managerial and financial skills and experience necessary to fulfill its duties and to achieve its objectives, and seeks to ensure that the Board of Directors is comprised of directors who have broad and diverse backgrounds, possessing knowledge in areas that are of importance to the Company. The Nominating Committee looks at each nominee on a case-by-case basis regardless of who recommended the nominee. In looking at the qualifications of each candidate to determine if their election would further the goals described above, the Nominating Committee takes into account all factors it considers appropriate, which may include strength of character, mature judgment, career specialization, relevant technical skills or financial acumen, diversity of viewpoint and industry knowledge. In addition, the Board and the Nominating Committee believe that the following specific qualities and skills are necessary for all directors to possess:

- A director must display high personal and professional ethics, integrity and values.
- A director must have the ability to exercise sound business judgment.
- A director must be accomplished in his or her respective field, with broad experience at the administrative and/or policy-making level in business, government, education, technology or public interest.
- A director must have relevant expertise and experience, and be able to offer advice and guidance based on that expertise and experience.
- A director must be independent of any particular constituency, be able to represent all shareholders of the Company and be committed to enhancing long-term shareholder value.
- A director must have sufficient time available to devote to activities of the Board of Directors and to enhance his or her knowledge of the Company's business.

The Board also believes the following qualities or skills are necessary for one or more directors to possess:

- At least one independent director must have the requisite experience and expertise to be designated as an "audit committee financial expert," as defined by applicable rules of the Securities and Exchange Commission, and have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the member's financial sophistication, as required by the rules of Nasdaq.

- One or more of the directors generally must be active or former executive officers of public or private companies or leaders of major complex organizations, including commercial, scientific, government, educational and other similar institutions.

- Directors must be selected so that the Board is a diverse body.

Communications with the Board of Directors

Shareholders may communicate with the Board by writing to National Research Corporation, Board of Directors (or, at the shareholder's option, to a specific director), c/o Patrick E. Beans, Secretary, 1245 Q Street, Lincoln, Nebraska 68508. The Secretary will ensure that the communication is delivered to the Board or the specified director, as the case may be.

Director Compensation

Directors who are executive officers of the Company receive no compensation for service as members of either the Board or committees thereof. Directors who are not executive officers of the Company receive an annual retainer of $10,000 and a fee of $500 for each committee meeting attended, which is not held on the same date as a Board meeting is held. Additionally, directors are reimbursed for out-of-pocket expenses associated with attending meetings of the Board and committees thereof.

Pursuant to the Prior Director Plan, each director who is not an associate (i.e., employee) of the Company receives an annual grant of an option to purchase 1,000 shares of Common Stock on the date of each annual meeting of shareholders. The options have an exercise price equal to the fair market value of the Common Stock on the date of grant and vest one year after the grant date.

If shareholders approve the 2004 Director Plan at the Annual Meeting, the Prior Director Plan will be amended so that no additional options will be granted to non-employee directors thereunder and, in lieu thereof, the non-employee directors will automatically be granted options under the 2004 Director Plan. See "Approval of the 2004 Non-Employee Directors Stock Plan—Terms of Awards."

REPORT OF THE AUDIT COMMITTEE

In accordance with its written charter, the Audit Committee's primary function is to assist the Board in fulfilling its oversight responsibilities by overseeing the Company's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established; the Company's accounting and financial reporting processes; and the audits of the financial statements of the Company.

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited financial statements contained in the 2004 Annual Report on Form 10-K with the Company's management and independent auditors. Management is responsible for the financial statements and the reporting process, including the system of internal controls. The independent auditors are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States.

The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended. In addition, the Company's independent auditors provided to the Audit Committee the written disclosures required by the Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and the Audit Committee discussed with the independent auditors their independence. The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors on a case-by-case basis. The Audit Committee has considered whether the provision of the *Audit-Related Fees*, *Tax Fees* and *All Other Fees* set forth in "Miscellaneous – Independent Registered Public Accounting Firm" was compatible with maintaining the independence of independent auditors and determined that such services did not adversely affect the independence of the independent auditors.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, for filing with the SEC.

This report shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and shall not otherwise be deemed filed under such Acts.

AUDIT COMMITTEE

Paul C. Schorr III, Chairperson
JoAnn M. Martin
John N. Nunnelly

PRINCIPAL SHAREHOLDERS

Management and Directors

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of March 15, 2005 by: (i) each director and director nominee; (ii) each of the executive officers named in the Summary Compensation Table set forth below; and (iii) all of the directors, director nominees and executive officers (including the executive officers named in the Summary Compensation Table) as a group. Except as otherwise indicated in the footnotes, each of the holders listed below has sole voting and investment power over the shares beneficially owned. As of March 15, 2005, there were 7,186,556 shares of Common Stock outstanding.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Michael D. Hays[1]	4,839,465	67.3%
Patrick E. Beans	82,603 [2][6]	1.1%
Jona S. Raasch	76,575 [3][6]	1.1%
Joseph W. Carmichael	13,464 [4][6]	*
John N. Nunnelly	11,800 [6]	*
Paul C. Schorr III	10,000 [5][6]	*
JoAnn M. Martin	5,500 [6]	*
Gail L. Warden	--	--
All directors, nominees and executive officers as a group (8 persons)	5,039,507 [6]	69.7%

* Denotes less than 1%.

(1) The address of Michael D. Hays is 1245 Q Street, Lincoln, Nebraska 68508.

(2) Includes 1,500 shares held by Mr. Beans as custodian for his minor children and 38,045 shares owned by four trusts for which Mr. Beans is the sole trustee.

(3) Includes 50 shares owned by Ms. Raasch's minor children.

(4) Includes 11 shares held by Mr. Carmichael as a result of his membership in an investment club.

(5) Includes 3,000 shares owned by The Schorr Family Company, Inc., which Mr. Schorr manages.

(6) Includes shares of Common Stock that may be purchased under stock options which are currently exercisable or exercisable within 60 days of March 15, 2005, as follows: Mr. Beans, 6,429 shares; Ms. Raasch, 10,435 shares; Mr. Carmichael, 10,714 shares; Mr. Nunnelly, 7,000 shares; Mr. Schorr, 7,000 shares; Ms. Martin, 3,000 shares; and all directors, nominees and executive officers as a group, 44,578 shares.

Other Beneficial Owners

The following table sets forth certain information regarding beneficial ownership by the only other persons known to the Company to own more than 5% of the outstanding Common Stock. The beneficial ownership information set forth below has been reported in filings made by the beneficial owners with the Securities and Exchange Commission.

	Amount and Nature of Beneficial Ownership					
	Voting Power		Investment Power			
Name and Address of Beneficial Owner	Sole	Shared	Sole	Shared	Aggregate	Percent of Class
J. Carlo Cannell (1) Cannell Capital LLC 150 California Street, Fifth Floor San Francisco, CA 94111	-0	599,000	-0	599,000	599,000	8.3%

(1) Represents a joint filing by Cannell Capital LLC and the following affiliates of Cannell Capital LLC: J. Carlo Cannell (owner and manager of Cannell Capital LLC); The Anegada Fund Limited; The Cuttyhunk Fund Limited; Tonga Partners, L.P.; GS Cannell Portfolio, LLC; and Pleiades Investment Partners, L.P.

EXECUTIVE COMPENSATION

Summary Compensation Information

The following table sets forth certain information concerning the compensation earned in each of the last three fiscal years by the Company's Chief Executive Officer and each of the Company's three other most highly compensated executive officers whose total cash compensation exceeded $100,000 in the fiscal year ended December 31, 2004. The persons named in the table are sometimes referred to herein as the "named executive officers."

Summary Compensation Table

					Long-Term Compensation		
					Awards	Payouts	
		Annual Compensation			Securities	Long-Term	
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation ($)(1)	Underlying Stock Options(#)	Incentive Compensation Payouts($)	All Other Compensation ($)
Michael D. Hays	2004	$196,400	$30,689	--	18,298	--	--
Chief Executive Officer	2003	161,150	29,094	--	38,182	--	$1,523 (2)
	2002	140,000	--	--	--	--	1,523
Jona S. Raasch	2004	$143,700	$22,453	--	13,388	--	--
Vice President and Chief	2003	132,012	25,975	--	34,091	--	--
Operations Officer	2002	125,000	--	--	--	--	--
Joseph W. Carmichael	2004	$135,600	$21,189	--	12,634	--	--
President	2003	125,850	24,940	--	32,727	--	--
	2002	120,000	--	--	--	--	--
Patrick E. Beans	2004	$130,100	$20,329	--	12,121	--	--
Vice President, Treasurer,	2003	120,663	41,150	--	31,364	--	--
Chief Financial Officer and Secretary	2002	115,000	--	--	--	--	--

(1) Certain personal benefits provided by the Company to the named executive officers are not included in the table. The aggregate amount of such personal benefits for each named executive officer in each year reflected in the table did not exceed the lesser of $50,000 or 10% of the sum of such officer's salary and bonus in each respective year.

(2) Premiums for disability insurance paid by the Company for the benefit of Mr. Hays.

Stock Options

The Company has in effect the 2001 Equity Incentive Plan, pursuant to which options to purchase Common Stock may be granted to associates (i.e., employees) of the Company, including officers and associate-directors, and the 1997 Equity Incentive Plan, pursuant to which no additional stock options may be granted.

The following table presents certain information as to grants of stock options made during 2004 to the named executive officers.

Option Grants in 2004

Name	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)	
	Number of Securities Underlying Options Granted (#)(1)	Percent of Total Options Granted to Employees in 2004	Exercise or Base Price ($/Share)	Expiration Date	At 5% Annual Growth Rate	At 10% Annual Growth Rate
Michael D. Hays	18,298	13.4%	$ 16.10	01/05/2014	$ 185,271	$469,513
Jona S. Raasch	13,388	9.8%	16.10	01/05/2014	135,556	343,526
Joseph W. Carmichael..	12,634	9.3%	16.10	01/05/2014	127,922	324,179
Patrick E. Beans...........	12,121	8.9%	16.10	01/05/2014	122,728	311,016

(1) The options reflected in the table (which are nonstatutory options for purposes of the Internal Revenue Code) will each become fully exercisable five years from its date of grant.

(2) This presentation is intended to disclose the potential value which would accrue to the optionee if the options were exercised the day before they would expire and if the per share value had appreciated at the compounded annual rate indicated in each column. The assumed rates of appreciation of 5% and 10% are prescribed by the rules of the Securities and Exchange Commission regarding disclosure of executive compensation. The assumed annual rates of appreciation are not intended to forecast possible future appreciation, if any, with respect to the price of the Common Stock.

The following table sets forth information regarding the exercise of stock options by the named executive officers during 2004 and the year-end value of unexercised options held by such persons.

Aggregated Option Exercises in 2004 Fiscal Year and Fiscal Year-End Option Values

	Shares Acquired on Exercise (#)	Value Realized($)(1)	Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(1)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael D. Hays................	--	$ --	--	56,480	$ --	$ 197,552
Jona S. Raasch...................	7,500	94,875	10,435	47,479	108,524	176,238
Joseph W. Carmichael.......	--	--	10,714	45,361	128,032	169,176
Patrick E. Beans	11,250	142,320	6,429	43,485	58,825	162,131

(1) The dollar values are calculated by determining the difference between the fair market value of the underlying Common Stock and the exercise price of the options at exercise or fiscal year-end, respectively.

Report on Executive Compensation

The Compensation Committee of the Board is responsible for all aspects of the Company's compensation package offered to its corporate officers, including the named executive officers. The following report was prepared by members of the Compensation Committee.

The Company's executive compensation program is designed to promote a strong, direct relationship between performance (on both a Company and individual level) and compensation and to base compensation on the Company's quarterly, annual and long-term performance goals by rewarding above-average corporate performance and recognizing individual initiative and achievement. The Company has developed an overall compensation strategy and specific compensation plans that are intended to be effective tools for fostering the creation of shareholder value and the execution of the Company's business plan. The overall objectives of this strategy are to make executive compensation generally competitive, with a substantial portion of such compensation contingent upon Company and individual performance, and to encourage equity ownership by the Company's executive officers so that their interests are closely aligned with the interests of shareholders.

During 2003, the Company retained a nationally-recognized compensation consultant to advise it with respect to compensation issues. The first step in the overall review of executive compensation was an analysis of the duties and responsibilities of each Company executive. Subsequently, the Company's consultant compared the compensation for each Company executive with general market data for individuals with comparable job responsibilities. The Company's consultant summarized its conclusions on Company executive compensation in a report finalized in April, 2003. The results of this study have provided, and will continue to provide in 2005, the framework for determining compensation for executives of the Company.

The key elements of the Company's executive compensation program consist of base salary, annual cash incentive and long-term equity incentive plan, which, based on the Company's consultant's recommendations and the Compensation Committee's judgment, approximate, depending on the attainment of certain revenue and profitability levels, the following percentages of aggregate compensation: base salary, 50%; annual cash incentive, 25%; and long-term equity incentive plan, 25%; respectively. A general description of the elements of the Company's compensation program, including the bases for the compensation awarded to the Company's Chief Executive Officer for 2004, are discussed below.

Base Salary. Base salaries are initially determined by evaluating the responsibilities of the position, the experience and contributions of the individual and the salaries for comparable positions in the competitive marketplace. Base salary levels for the Company's executive officers are generally positioned within the range for comparable positions in companies of similar size offering similar services. While the Company believes it offers competitive base salaries, the Company attempts to keep executive base salary increases as low as possible in order to limit the Company's exposure if performance targets are not met.

Annual Cash Incentive. The Company's executive officers are eligible for annual cash incentive awards under the Company's incentive compensation program. Under this program, Company and individual performance objectives are established at the beginning of each year. Company performance objectives are based on the Company obtaining certain levels of revenues and/or net profits. Individual performance objectives are oriented to long-term objectives of the Company, with stated goals and activities to achieve those objectives specified for each individual.

Long-Term Equity Incentive Plan. The 2001 Equity Incentive Plan is designed to encourage and create ownership of Common Stock by key executives, thereby promoting a close identity of interests between the Company's management and its shareholders. The 2001 Equity Incentive Plan is also designed to motivate and reward executives for long-term strategic management and the enhancement of shareholder value. The Compensation Committee has determined that stock option grants to the Company's associates, including key executive officers, are consistent with the Company's best interest and the Company's overall compensation program.

Stock options are granted with an exercise price equal to the market value of the Common Stock on the date of grant. Vesting schedules are designed to encourage the creation of shareholder value over the long-term since the full benefit of the compensation package cannot be realized unless stock price appreciation occurs over a number of years and the executive remains in the Company's employ.

The Compensation Committee has granted stock options to key executive officers. See above under "—Stock Options."

Chief Executive Officer Compensation. During 2004, the Company's Chief Executive Officer, Michael D. Hays, was paid a salary of $196,400, was awarded $30,689 of cash incentives and was granted options to purchase 18,298 shares of the Company's common stock as part of the 2001 Equity Incentive Plan. In evaluating Mr. Hays' performance during 2004, the Compensation Committee considered the Company's overall financial performance and the achievement of long-term objectives of the Company.

Section 162 (m) Limitation. The Company anticipates that all 2005 compensation to executives will be fully deductible under Section 162(m) of the Internal Revenue Code. Therefore, the Company determined that a policy with respect to qualifying compensation paid to executive officers for deductibility is not necessary.

NATIONAL RESEARCH CORPORATION
COMPENSATION COMMITTEE

JoAnn M. Martin, Chairperson
John N. Nunnelly
Paul C. Schorr III

PERFORMANCE INFORMATION

The following graph compares on a cumulative basis changes since December 31, 1999 in (a) the total shareholder return on the Common Stock with (b) the total return on the Nasdaq Stock Market (U.S.) Index and (c) the total return on the Russell 2000 Index. Such changes have been measured by dividing (a) the sum of (i) the amount of dividends for the measurement period, assuming dividend reinvestment, and (ii) the difference between the price per share at the end of and the beginning of the measurement period, by (b) the price per share at the beginning of the measurement period. The graph assumes $100 was invested on December 31, 1999 in Common Stock, the Nasdaq Stock Market (U.S.) Index and the Russell 2000 Index.

The Russell 2000 Index is an index of companies with market capitalizations similar to the Company. The Company has selected this index because, at this time, the Company does not believe it can reasonably identify a peer group for comparison. The Company believes that an index of companies with similar market capitalizations provides a reasonable basis for comparing total shareholder returns.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG NATIONAL RESEARCH CORPORATION, THE NASDAQ STOCK MARKET (U.S.) INDEX AND THE RUSSELL 2000 INDEX


450
400
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004
NATIONAL RESEARCH CORPORATION
NASDAQ STOCK MARKET (U.S.) INDEX
RUSSELL 2000 INDEX

	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	December 31, 2003	December 31, 2004
NATIONAL RESEARCH CORPORATION	100.00	100.00	156.50	235.70	402.75	403.75
NASDAQ STOCK MARKET (U.S.) INDEX	100.00	72.62	50.23	29.12	44.24	47.16
RUSSELL 2000 INDEX	100.00	96.98	99.39	79.03	116.38	137.71

APPROVAL OF THE 2004 NON-EMPLOYEE DIRECTOR STOCK PLAN

General

The Company currently has in effect the Prior Director Plan. To allow for additional stock option awards to be made by the Company, the Board has unanimously adopted the 2004 Director Plan contingent upon shareholder approval of the 2004 Director Plan at the Annual Meeting. The following summary description of the 2004 Director Plan is qualified in its entirety by reference to the full text of the 2004 Director Plan which is attached to this proxy statement as Appendix A.

Purpose

The purpose of the 2004 Director Plan is to promote the best interests of the Company and its shareholders by providing a means to attract and retain competent independent directors and to provide opportunities for additional stock ownership by such directors which will further increase their proprietary interest in the Company and, consequently, their identification with the interests of the shareholders of the Company.

Administration and Eligibility

The 2004 Director Plan shall be administered by the Compensation Committee of the Board (the "Committee"), subject to review by the Board. The Committee may adopt such rules and regulations for carrying out the 2004 Director Plan as it may deem proper and in the best interests of the Company. The interpretation by the Board of any provision of the 2004 Director Plan or any related documents shall be final.

Each member of the Board who is not an employee of the Company or any subsidiary of the Company shall be eligible to receive shares of Common Stock under the 2004 Director Plan. The Company currently has four non-employee directors.

Awards Under the 2004 Director Plan; Available Shares

The 2004 Director Plan provides for automatic and discretionary grants of non-qualified options to non-employee directors of the company. The 2004 Director Plan provides that up to a total of 250,000 shares of Common Stock (subject to adjustment as described below) are available for granting of awards under the 2004 Director Plan.

Terms of Awards

The 2004 Director Plan provides for an automatic grant to each non-employee director on May 21, 2004 of an option to purchase 11,000 shares of Common Stock, subject to shareholder approval of the 2004 Director Plan at the Annual Meeting. The 2004 Director Plan further provides that each non-employee director (if he or she continues to serve in such capacity) will, on the day of the Annual Meeting and each subsequent annual meeting of shareholders, automatically be granted an option to purchase 12,000 shares of Common Stock (subject to adjustment as described below). The 2004 Director Plan also provides that the Committee or the Board may make discretionary grants of non-qualified options under the 2004 Director Plan. The options granted to non-employee directors under the 2004 Director Plan become fully exercisable one year after the date of grant. However, if a non-employee director ceases to be a director of the Company by reason of death within one year after the date of grant, then the option shall immediately vest and become exercisable in full. Non-employee directors will be entitled to receive the automatic grants under the 2004 Director Plan as described above only for so long as the 2004 Director Plan remains in effect and a sufficient number of shares are available for the granting of such options thereunder. In the event the 2004 Director Plan is approved by shareholders at the Annual Meeting, no additional options will be granted to the non-employee directors under the Prior Director Plan.

The option price per share of any option granted to a non-employee director must be 100% of the "fair market value" of a share of Common Stock on the date of grant of such option. The fair market value of a share on the date of grant to the non-employee director will be the last sale price per share for the Common Stock on the Nasdaq Stock Market on the grant date or, if no trading occurred on the grant date, then the fair market value per share will be determined with reference to the last preceding date on which there was such a sale.

If a non-employee director ceases to be a director of the Company for any reason, other than the death of the director, then all unvested options shall immediately terminate. All vested options will terminate on the earlier of: (a) ten years after the date of grant or (b) three years after the non-employee director ceases to be a director of the Company. Options granted to non-employee directors may be exercised under the 2004 Director Plan by payment in full of the exercise price, either in cash or in whole or in part by tendering previously acquired shares of Common Stock having a fair market value on the date of exercise equal to the option exercise price.

Adjustments

In the event of any change in the Common Stock by reason of a declaration of a stock dividend (other than a stock dividend declared in lieu of an ordinary cash dividend), stock split, spin-off, merger, consolidation, recapitalization or split-up, combination or exchange of shares, or otherwise, the aggregate number of shares available under the 2004 Director Plan, the number of shares to be issued pursuant to the automatic grant provisions under the 2004 Director Plan, the number and kind of shares subject to outstanding options and the exercise price of outstanding options shall be appropriately adjusted in order to prevent dilution or enlargement of the benefits intended to be made available under the 2004 Director Plan.

Limitations on Transferability

Except to the extent allowed by the Board or the Committee, options granted under the 2004 Director Plan may not be transferred other than by will or the laws of descent and distribution.

Amendment

Subject to shareholder approval in certain circumstances and applicable law, the Board may amend the 2004 Director Plan at any time or from time to time in any manner that it may deem appropriate.

Effective Date and Termination

The 2004 Director Plan will be effective on the day of its adoption by the Board, May 21, 2004, subject to the approval of the 2004 Director Plan by the shareholders of the Company at the Annual Meeting. Any and all grants made under the 2004 Director Plan prior to such shareholder approval are subject to such shareholder approval. The 2004 Director Plan will terminate on such date as may be determined by the Board.

Withholding

The Company may defer making payments under the 2004 Director Plan until satisfactory arrangements have been made for the payment of any federal, state or local income taxes required to be withheld with respect to such payment or delivery. Each non-employee director may irrevocably elect to have the Company withhold shares of Common Stock having an aggregate value equal to the amount required to be withheld. The value of fractional shares remaining after payment of the withholding taxes will be paid to the non-employee director in cash. Shares so withheld will be valued at fair market value on the regular business day immediately preceding the date such shares would otherwise be transferred under the 2004 Director Plan.

Certain Federal Income Tax Consequences

The grant of a non-qualified stock option under the 2004 Director Plan creates no income tax consequences to a non-employee director or the Company. A non-employee director who is granted a non-qualified stock option will generally recognize ordinary income at the time of exercise for each underlying share of Common Stock in an amount equal to the excess of the fair market value of the Common Stock at such time over the exercise price. The Company will generally be entitled to a deduction in the same amount and at the same time as ordinary income is recognized by the non-employee director. A subsequent disposition of the Common Stock will generally give rise to capital gain or loss to the extent the amount realized from the disposition differs from the tax basis, i.e., the fair market value of the Common Stock on the date of exercise. This capital gain or loss will be a long-term or short-term capital gain or loss depending upon the length of time the Common Stock is held prior to the disposition.

New Plan Benefits

During 2004, non-qualified options to purchase 11,000 shares of Common Stock were granted by the Company to each of the three non-employee directors so serving on May 21, 2004. The options have a per share exercise price of $16.05. In 2005 and future years, the Company will grant each non-employee director options to purchase 12,000 shares of Common Stock. The Company currently cannot determine the amount, if any, of discretionary stock options the Company may grant to non-employee directors in the future. Such determinations will be made from time to time by the Board or the Committee in the future.

No executive officers or other employees of the Company are eligible to receive awards under the 2004 Director Plan. See "—Administration and Eligibility."

On March 15, 2005, the closing price per share of Common Stock on the Nasdaq National Market was $14.00.

Equity Compensation Plan Information

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2004.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (1)	384,775	$12.24	195,042 (2)
Equity compensation plans not approved by security holders	--	--	--
Total	384,775	$12.24	195,042

(1) Includes the Company's 2001 Equity Incentive Plan, 1997 Equity Plan and Prior Director Plan.
(2) Includes up to 174,523 shares of restricted Common Stock that can be issued under the Company's 2001 Equity Incentive Plan.

Votes Required

The affirmative vote of the holders of a majority of the shares of Common Stock represented and voted at the Annual Meeting with respect to the 2004 Director Plan (assuming a quorum is present) is required to approve the 2004 Director Plan. Any shares of Common Stock not voted at the Annual Meeting with respect to the 2004 Director Plan (whether as a result of broker non-votes or otherwise, except abstentions) will have no impact on the vote. Shares of Common Stock as to which holders abstain from voting will be treated as votes against the 2004 Director Plan.

THE BOARD RECOMMENDS A VOTE "FOR" THE 2004 DIRECTOR PLAN. SHARES OF THE COMPANY'S COMMON STOCK REPRESENTED AT THE ANNUAL MEETING BY EXECUTED BUT UNMARKED PROXIES WILL BE VOTED "FOR" THE 2004 DIRECTOR PLAN.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers to file reports concerning their ownership of Company equity securities with the Securities and Exchange Commission and the Company. Based solely upon information provided to the Company by individual directors and executive officers, the Company believes that, during the fiscal year ended December 31, 2004, all of its directors and executive officers complied with the Section 16(a) filing requirements, except that Jona S. Raasch, the Company's Vice President and Chief Operations Officer, did not timely file a Form 4 that was due on June 1, 2004.

MISCELLANEOUS

Independent Registered Public Accounting Firm

KPMG LLP acted as the independent registered public accounting firm for the Company in 2004 and it is anticipated that such firm will be similarly appointed to act in 2005. The Audit Committee is solely responsible for the selection, retention, oversight and, when appropriate, termination of the Company's independent registered public accounting firm. Representatives of KPMG LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they so desire. Such representatives are also expected to be available to respond to appropriate questions.

The fees to KPMG LLP for the fiscal years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Audit Fees[1]	$ 80,500	$ 70,300
Audit-Related Fees[2]	5,570	15,965
Tax Fees[3]	22,798	19,433
All Other Fees	--	--
Total	$108,868	$105,698

(1) Audit of annual financial statements and review of financial statements included in Forms 10-Q.

(2) Due diligence and accounting consultations.

(3) Tax consultations and tax return preparation including out-of-pocket expenses.

The Audit Committee has established pre-approval policies and procedures with respect to audit and permitted non-audit services to be provided by its independent registered public accounting firm. Pursuant to these policies and procedures, the Audit Committee may form, and delegate authority to, subcommittees consisting of one or more members when appropriate to grant such pre-approvals, provided that decisions of such subcommittee to grant pre-approvals are presented to the full Audit Committee at its next scheduled meeting. The Audit Committee's pre-approval policies do not permit the delegation of the Audit Committee's responsibilities to management. During 2004, no fees to the independent registered public accounting firm were approved pursuant to the de minimis exception under the Securities and Exchange Commission's rules.

Shareholder Proposals

Proposals that shareholders of the Company intend to present at and have included in the Company's proxy statement for the 2006 annual meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), must be received by the Company by the close of business on December 5, 2005. In addition, a shareholder who otherwise intends to present business at the 2006 annual meeting (including nominating persons for election as directors) must comply with the requirements set forth in the Company's By-Laws. Among other things, to bring business before an annual meeting, a shareholder must give written notice thereof, complying with the By-Laws, to the Secretary of the Company not less than 60 days and not more than 90 days prior to the second Wednesday in the month of April (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days). Under the By-Laws, if the Company does not receive notice of a shareholder proposal submitted otherwise than pursuant to Rule 14a-8 (i.e., proposals shareholders intend to present at the 2006 annual meeting but do not intend to include in the Company's proxy statement for such meeting) prior to February 11, 2006, then the notice will be considered untimely and the Company will not be required to present such proposal at the 2006 annual meeting. If the Board chooses to present such proposal at the 2006 annual meeting, then the persons named in proxies solicited by the Board for the 2006 annual meeting may exercise discretionary voting power with respect to such proposal.

Certain Transactions

Mr. Warden serves as a director of the Picker Institute. During 2004, the Company advanced to the Picker Institute $300,000 to fund designated research projects, which as of the date of this proxy statement have not yet commenced. In addition, the Company is a party to a support services agreement with the Picker Institute under which the Company conducts the annual Picker Institute International Symposiums. Under the support services agreement, the Picker Institute receives a portion of the gross receipts of each symposium, which amounted to $15,000 in 2004. In addition, the Company is a party to an agreement with the Picker Institute under which the Company markets certain products under the Picker Institute Symposium Educational Products name. Under this agreement, the Picker Institute receives a portion of the net receipts from the sales of such products, which amounted to approximately $12,000 in 2004.

Other Matters

The cost of soliciting proxies will be borne by the Company. In addition to soliciting proxies by mail, proxies may be solicited personally and by telephone by certain officers and regular associates of the Company. The Company will reimburse brokers and other nominees for their reasonable expenses in communicating with the persons for whom they hold Common Stock.

Pursuant to the rules of the Securities and Exchange Commission, services that deliver the Company's communications to shareholders that hold their stock through a bank, broker or other holder of record may deliver to multiple shareholders sharing the same address a single copy of the Company's annual report to shareholders and proxy statement. Upon written or oral request, the Company will promptly deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders may notify the Company of their requests by calling or writing Patrick E. Beans, Secretary, National Research Corporation, 1245 Q Street, Lincoln, Nebraska 68508.

By Order of the Board of Directors
NATIONAL RESEARCH CORPORATION

Patrick E. Beans
Secretary

April 4, 2005

APPENDIX A

NATIONAL RESEARCH CORPORATION

2004 NON-EMPLOYEE DIRECTOR STOCK PLAN

1. Purpose. The purpose of the National Research Corporation 2004 Non-Employee Director Stock Plan (the "Plan") is to promote the best interests of National Research Corporation (the "Company") and its shareholders by providing a means to attract and retain competent independent directors and to provide opportunities for additional stock ownership by such directors which will further increase their proprietary interest in the Company and, consequently, their identification with the interests of the shareholders of the Company.

2. Administration. The Plan shall be administered by the Compensation Committee of the Board of Directors of the Company (the "Committee"), subject to review by the Board of Directors (the "Board"). The Committee may adopt such rules and regulations for carrying out the Plan as it may deem proper and in the best interests of the Company. The interpretation by the Board of any provision of the Plan or any related documents shall be final.

3. Stock Subject to the Plan. Subject to adjustment in accordance with the provisions of Section 7, the total number of shares of common stock, $.001 par value, of the Company ("Common Stock") available for issuance under the Plan shall be 250,000. Shares of Common Stock to be delivered under the Plan shall be made available from presently authorized but unissued Common Stock or authorized and issued shares of Common Stock reacquired and held as treasury shares, or a combination thereof. In no event shall the Company be required to issue fractional shares of Common Stock under the Plan. Whenever under the terms of the Plan a fractional share of Common Stock would otherwise be required to be issued, there shall be paid in lieu thereof one full share of Common Stock.

4. Eligible Directors. Each member of the Board who is not an employee of the Company or any subsidiary of the Company (each an "Outside Director") shall be eligible to receive shares of Common Stock under the Plan.

5. Director Grants.

a. Initial Grant. On May 21, 2004, each Outside Director shall automatically be granted a one-time nonqualified stock option to purchase 11,000 shares of Common Stock (the "Initial Grant Date"); provided, however, that in the event the shareholders of the Company fail to approve the Plan at the 2005 annual meeting of shareholders, the options granted pursuant to this Section 5(a) shall be deemed to be null and void.

b. Annual Grants. On the date of the Company's 2005 annual meeting of shareholders and thereafter on the date of each succeeding annual meeting of shareholders of the Company (the "Annual Grant Date"), an Outside Director, if reelected or retained as an Outside Director at such meeting, shall automatically be granted a nonqualified stock option to purchase 12,000 shares of Common Stock.

c. Discretionary Grants. The Committee and/or the Board is hereby authorized to grant at any time (the "Discretionary Grant Date") such additional nonqualified stock options to the Outside Directors as it deems desirable, in its sole discretion; provided, however, that in the event the Committee and/or the Board grants any such additional options prior to shareholder approval of the Plan at the 2005 annual meeting of shareholders and the shareholders fail to approve the Plan at such meeting, the options granted pursuant to this Section 5(c) shall be deemed to be null and void. The terms "Initial Grant Date", "Annual Grant Date" and "Discretionary Grant Date" shall be hereinafter collectively referred to as the "Grant Date".

d. Option Terms. The exercise price of each option granted under the Plan shall be the Fair Market Value (as defined below) of a share of Common Stock on the Grant Date, which shall be payable at the time of exercise in cash, previously acquired shares of Common Stock valued at their Fair Market Value or such other forms or combinations of forms as the Board or the Committee may approve. The term "Fair Market Value" as used herein shall mean the last sale price of the Common Stock as reported on The Nasdaq Stock Market on the Grant Date, or if no such sale shall have been made on that day, on the last preceding day on which there was such a sale.

An option may be exercised in whole or in part, from time to time commencing one year after the Grant Date (the "Vesting Date"), subject to the following limitations:

i. If an Outside Director's status as an Outside Director of the Company terminates because of death prior to the Vesting Date, the option shall become immediately exercisable in full and may be exercised for a period of three years after the date of death.

ii. If for any reason other than death an Outside Director ceases to be an Outside Director of the Company prior to the Vesting Date, the option shall be canceled as of the date of such termination.

iii. If an Outside Director ceases to be an Outside Director of the Company for any reason after the Vesting Date, the option shall expire ten years after the Grant Date or if earlier, three years after termination of Outside Director status.

6. Restrictions on Transfer. Options granted under the Plan shall not be transferable other than by will or the laws of descent and distribution, except that an Outside Director may, to the extent allowed by the Board or the Committee, and in a manner specified by the Board or the Committee, (a) designate in writing a beneficiary to exercise the option after the Outside Director's death or (b) transfer any option.

7. Adjustment Provisions. In the event of any change in the Common Stock by reason of a declaration of a stock dividend (other than a stock dividend declared in lieu of an ordinary cash dividend), stock split, spin-off, merger, consolidation, recapitalization or split-up, combination or exchange of shares, or otherwise, the aggregate number of shares available under the Plan, the number of shares to be issued pursuant to Section 5(b) hereof, the number and kind of shares subject to outstanding options and the exercise price of outstanding options shall be appropriately adjusted in order to prevent dilution or enlargement of the benefits intended to be made available under the Plan.

8. Amendment of Plan. The Board shall have the right to amend the Plan at any time or from time to time in any manner that it may deem appropriate.

9. Withholding. The Company may defer making payments under the Plan until satisfactory arrangements have been made for the payment of any federal, state or local income taxes

required to be withheld with respect to such payment or delivery. Each Outside Director shall be entitled to irrevocably elect to have the Company withhold shares of Common Stock having an aggregate value equal to the amount required to be withheld. The value of fractional shares remaining after payment of the withholding taxes shall be paid to the Outside Director in cash. Shares so withheld shall be valued at Fair Market Value on the regular business day immediately preceding the date such shares would otherwise be transferred hereunder.

10. Documentation of Awards. Awards made under the Plan shall be evidenced by written agreements or such other appropriate documentation as the Board or the Committee may prescribe. The Board and/or the Committee need not require the execution of any instrument or acknowledgement of notice of an award under the Plan, in which case acceptance of such award by the respective Outside Director will constitute agreement to the terms of the award.

11. Governing Law. The Plan, all awards hereunder, and all determinations made and actions taken pursuant to the Plan shall be governed by the internal laws of the State of Wisconsin and applicable federal law.

12. Effective Date and Termination of the Plan. The Plan shall be effective on the day of its adoption by the Board, May 21, 2004, subject to the approval of the Plan by the shareholders of the Company within twelve months of the effective date, and any and all grants made under the Plan prior to such approval shall be subject to such approval. The Plan shall terminate on such date as may be determined by the Board.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number: 0-29466

National Research Corporation
(Exact name of registrant as specified in its charter)

Wisconsin (State or other jurisdiction of incorporation or organization)	47-0634000 (I.R.S. Employer Identification No.)
1245 Q Street Lincoln, Nebraska (Address of principal executive offices)	68508 (Zip code)

Registrant's telephone number, including area code: (402) 475-2525

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Title of Class

Common Stock, $.001 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).
Yes ☐ No ☒

Aggregate market value of the voting stock held by nonaffiliates of the registrant at June 30, 2004: $37,937,693.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common Stock, $.001 par value, outstanding as of March 4, 2005: 7,186,935 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the 2005 Annual Meeting of Shareholders are incorporated by reference into Part III.

PART I

Item 1. Business

General

National Research Corporation ("NRC" or the "Company") believes it is a leading provider of ongoing survey-based performance measurement, analysis, tracking and improvement services to the healthcare industry in the United States and Canada. The Company believes it has achieved this leadership position based on 24 years of industry experience and its relationships with many of the industry's largest payers and providers. The Company addresses the growing needs of healthcare providers and payers to measure the care outcomes, specifically experience and health status, of their patients and/or members. NRC develops tools that enable healthcare organizations to obtain performance measurement information necessary to comply with industry and regulatory standards and to improve their business practices so that they can maximize new member and/or patient attraction, experience, member retention and profitability.

Since its founding 24 years ago as a Nebraska corporation (the Company reincorporated in Wisconsin in September 1997), NRC has focused on the information needs of the healthcare industry. The Company's primary types of information services are renewable performance tracking services, custom research, educational services and a renewable syndicated service.

While performance data has always been of interest to healthcare providers and payers, such information has become increasingly important to these entities as a result of regulatory, industry and competitive requirements. In recent years, the healthcare industry has been under significant pressure from consumers, employers and the government to reduce costs. However, the same parties that demanded cost reductions are now concerned that healthcare service quality is being compromised under managed care. This concern has created a demand for consistent, objective performance information by which healthcare providers and payers can be measured and compared and on which physicians' compensation can, in part, be based.

The NRC Solution

The Company addresses healthcare organizations' growing need to track their performance at the enterprise-wide, departmental and physician/caregiver levels. The Company has been developing tools that enable its clients to collect, in an unobtrusive manner, a substantial amount of comparative performance information in order to analyze and improve their practices to maximize new member and/or patient attraction, experience, member retention and profitability. NRC's performance assessments offer the tangible measurement of health service quality currently demanded by consumers, employers, industry accreditation organizations and lawmakers.

The Company's solutions respond to managed care's redefined relationships among consumers, employers, payers and providers. Instead of relying exclusively on static, mass produced questionnaires, NRC also utilizes a dynamic data collection process to create a personalized questionnaire which evaluates service issues to each respondent's specific healthcare experience. The flexibility of the Company's data collection process allows healthcare organizations to add timely, market driven questions relevant to matters such as industry performance mandates, employer performance guarantees and internal quality improvement initiatives. In addition, the Company assesses core service factors relevant to all healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and to all service points of a healthcare system (inpatient, emergency room, outpatient, home health, rehabilitation, behavioral health, long-term care, hospice, dental, etc.).

NRC offers renewable performance tracking and improvement services ("Performance Tracking Services"), custom research, educational services and a renewable syndicated service, the NRC Healthcare Market Guide® ("Market Guide"). The Company has renewable performance tracking tools, including those produced and delivered under our Picker trade name, for gathering and analyzing data from survey respondents on an ongoing basis with comparisons over time. These tools may be coupled with the improvement tool, eToolKit, to help clients not only measure performance but know where to focus with ideas and solutions for making improvements. The Company has the capacity to measure performance beyond the enterprise-wide level. It has the ability and experience to determine key performance indicators at the department and individual physician/caregiver measurement levels, where the Company's services can best guide the efforts of its clients to improve quality and enhance their market position. The educational services of the NRC+Picker Educational Products provide a way of bridging the gap between measurement and improvement. Additional offerings include functional disease-specific and health status measurement tools. The syndicated NRC Healthcare Market Guide, a stand-alone market information and competitive intelligence source as well as a comparative performance database, allows the Company's clients to assess their performance relative to the industry, to access best practice examples and to utilize competitive information for marketing purposes.

Growth Strategy

The Company believes that it can continue to grow through: (i) expanding the depth and breadth of its current clients' Performance Tracking Services programs, since healthcare organizations are increasingly interested in gathering performance information at deeper levels of their organizations and from more of their constituencies, (ii) increasing the cross-selling of its complementary services, including improvement and educational tools, (iii) adding new clients through penetrating the sizeable portion of the healthcare industry which is not yet conducting performance assessments beyond the enterprise-wide level or is not yet outsourcing this function and (iv) pursuing acquisitions of, or investments in, firms providing products, services or technologies which complement those of the Company.

Information Services

The Qualisys System ("Qualisys") is NRC's data collection process which provides ongoing, renewable performance tracking and is the platform of the Company's online tools. This performance tracking program efficiently coordinates and centralizes an organization's satisfaction monitoring, thereby establishing a uniform methodology and survey instrument needed to obtain valid performance information and improve quality. Using the industry method of mail and/or telephone-based data collection, this assessment process monitors the patient's or stakeholder's experience across healthcare respondent groups (patients, members, employers, employees, physicians, etc.) and service settings (inpatient, emergency room, outpatient, etc.). Rather than be limited to only static, mass produced questionnaires which provide limited flexibility and performance insights, NRC's proprietary software generates individualized questionnaires, including personalization such as patient name, treating caregiver name, encounter date and, in some cases, the services received. This personalization enhances the response rates and the relevance of performance data. Flexible and responsive to healthcare organizations changing information needs, NRC creates personalized questionnaires which evaluate service issues specific to each respondent's healthcare experience and include questions which address core service factors throughout a healthcare organization.

Unlike some, the Company gathers data through one efficient questionnaire, the contents of which are selected from the Company's library of questions after a client's needs are determined, as opposed to multiple questionnaires which are often sent to the same respondents. As a result, the Company's renewable performance tracking programs and data collection processes (i) realize higher response rates, obtain data more efficiently, and thereby provide healthcare organizations with more feedback, (ii) eliminate over surveying (where one respondent receives multiple surveys) and (iii) allow healthcare organizations to adapt questionnaire content to address management objectives and to assess quality improvement programs or other timely marketplace issues.

The Company recognizes that performance programs must do more than just measure the experiences, they must measure and facilitate improvement. The Company offers proven solutions to effectively measure and improve the most important aspects of the patient's experience. By combining the advanced measurement and improvement technology of Qualisys with the philosophy and family of surveys of the Picker Institute, eToolKit allows clients to actually act on their research results and attain improvement in the care delivery process. The Company has developed online improvement tools including a one-page reporting format called Action Plan which provides a basis on which improvements can be made. NRC Action Plans show healthcare organizations which service factors their customer groups value, which have the greatest impact on satisfaction levels and how their performance in relationship to these key indicators changes over time. The Company has also developed online access to performance results, which the Company believes provides NRC's clients the fastest and easiest way to access measurement results. eReports, NRC's exclusive web-based electronic delivery system, provides clients the ability to review results and reports online, independently analyze data, query data sets, customize a number of reports and distribute reports electronically.

The Company has developed the NRC+Picker Educational Products as a way of bridging the gap between measurement and improvement of patient-centered care. These products consist of the Symposium, the NRC+Picker Learning Network and NRC+Picker eLearning. The Symposium is an annual event which is dedicated to the improvement of the patient experience. NRC+Picker Learning Network is a membership-based product that enables members to participate in calls with industry experts, have access to experts, participate in monthly presentations and receive monthly newsletters, all of which focus on topics of improvement of the patient experience. eLearning is an interactive online educational product which is used by the providers to understand the dimensions of patient-centered care.

The Market Guide serves as a stand-alone market information and competitive intelligence source, as well as a comparative performance database. Published by NRC annually, the Market Guide is the largest consumer-based assessment of hospitals, health plans and physician medical care in the healthcare industry representing the views of one in every 600 households across nearly every county in the continental United States. The Market Guide provides name-specific performance information on 3,000 hospitals and 800 health plans nationwide. More than 250 data items relevant to healthcare payers, providers and purchasers are reported in the Market Guide, including hospital quality and image ratings, product line preferences, hospital selection factors, health plan market share, household preventative health behaviors, presence of chronic conditions, and contemporary issues such as alternative medicine usage and healthcare Internet utilization. Clients can purchase customized versions specific to their local service areas, with the ability to benchmark performance results to over 160 metro areas, 48 states or nationally. The Market Guide is delivered to clients via NRC's exclusive web-based electronic delivery system, which features easy to use graphs, charts and various report formats for multiple users within the client's organization. Another feature of the web-based system is a national name search, which allows a healthcare organization with a national or regional presence to simultaneously compare the performance of all its sites and pinpoint where strengths and weaknesses exist. Clients who have renewed for multiple years of the study may utilize the system's trending capability, which details how the performance of the healthcare organization changes over time. The proprietary Market Guide data results are also used to produce reports which are customized to meet the specific information needs of existing clients, as well as new healthcare markets beyond the Company's traditional client base.

Clients

The Company's ten largest clients accounted for 43%, 45% and 51% of the Company's total revenues in 2004, 2003 and 2002, respectively. The U.S. Department of Veterans Affairs accounted for 12.4%, 14.6% and 18.2% of total revenues in 2004, 2003 and 2002, respectively.

Sales and Marketing

The Company has generated the majority of its revenues from client renewals, supplemented by its internal marketing efforts and a direct sales force. Sales associates now direct NRC's sales efforts from Nebraska and Virginia in the United States and from Toronto and Montreal in Canada. As compared to the typical industry practice of compensating sales people with relatively high base pay and a relatively small sales commission, NRC compensates its sales associates with relatively low base pay and a relatively high per sale commission. The Company believes this compensation structure provides incentives to its sales associates to surpass sales goals and increases the Company's ability to attract top quality sales associates.

Numerous marketing efforts support the direct sales force's new business generation and project renewal initiatives. NRC conducts an annual direct marketing campaign around scheduled trade shows, including leading industry conferences. NRC uses this lead generation mechanism to track the effectiveness of marketing efforts and add generated leads to its database of current and potential client contacts. Finally, the Company's public relations program includes (i) an ongoing presence in leading industry trade press and in the mainstream press; (ii) public speaking at strategic industry conferences; (iii) fostering relationships with key industry constituencies; and (iv) an annual Consumer Choice award program recognizing top-ranking hospitals in approximately 130 markets.

The Company's integrated marketing activities facilitate its ongoing receipt of project requests-for-proposals as well as direct sales force initiated prospect contact. The sales process typically spans a 120-day period encompassing the identification of a healthcare organization's information needs, the education of prospects on NRC solutions (via proposals and in-person sales presentations) and the closing of the sale. The Company's sales cycle varies depending on the particular service being marketed and the size of the potential project.

Competition

The healthcare information and market research industry is highly competitive. The Company has traditionally competed both with healthcare organizations' internal marketing, market research and/or quality improvement departments which create their own performance measurement tools, and with relatively small specialty research firms which provide survey-based healthcare market research and/or performance assessment. The Company's main competitors among such specialty firms are Press Ganey, who NRC believes has revenues that are significantly larger than the Company's revenues, and three or four other companies with revenues in amounts that are similar to, or smaller than, our revenues. The Company, to a certain degree, currently competes with, and anticipates that in the future it may increasingly compete with (i) traditional market research firms which are significant providers of survey-based, general market research and (ii) firms which provide services or products that complement healthcare performance assessments, such as healthcare software or information systems. Although only a few of these competitors have to date offered survey-based, healthcare market research that competes directly with the Company's services, many of these competitors have substantially greater financial, information gathering and marketing resources than the Company and could decide to increase their resource commitments to the Company's market. There are relatively few entry barriers into the Company's market, and the Company expects increased competition in its market, which could adversely affect the Company's operating results through pricing pressure, increased marketing expenditures and market share losses, among other factors. There can be no assurance that the Company will continue to compete successfully against existing or new competitors.

The Company believes the primary competitive factors within its market include quality of service, timeliness of delivery, service uniqueness, credibility of provider, industry experience and price. NRC believes that its industry leadership position, exclusive focus on the healthcare industry, dynamic questionnaire, syndicated products, comparative performance database, and relationships with leading healthcare payers and providers position the Company to compete in this market.

Intellectual Property and Other Proprietary Rights

The Company's success depends in part upon its data collection processes, research methods, data analysis techniques and internal systems and procedures that it has developed specifically to serve clients in the healthcare industry. The Company has no patents. Consequently, it relies on a combination of copyright, trademark and trade secret laws and employee nondisclosure agreements to protect its systems, survey instruments and procedures. There can be no assurance that the steps taken by the Company to protect its rights will be adequate to prevent misappropriation of such rights or that third parties will not independently develop functionally equivalent or superior systems or procedures. The Company believes that its systems and procedures and other proprietary rights do not infringe upon the proprietary rights of third parties. There can be no assurance, however, that third parties will not assert infringement claims against the Company in the future or that any such claims will not result in protracted and costly litigation, regardless of the merits of such claims or whether the Company is ultimately successful in defending against such claims.

Associates

As of December 31, 2004, the Company employed a total of 134 persons on a full-time basis. In addition, as of such date, the Company had 71 part-time associates primarily in its survey operations, representing approximately 50 full-time equivalent associates. None of the Company's associates are represented by a collective bargaining agreement. The Company considers its relationship with its associates to be good.

Executive Officers of the Registrant

The following table sets forth certain information, as of March 1, 2005, regarding the executive officers of the Company:

Name	Age	Position
Michael D. Hays	50	Chief Executive Officer and Director
Jona S. Raasch	46	Vice President and Chief Operations Officer
Joseph W. Carmichael	41	President
Patrick E. Beans	47	Vice President, Treasurer, Chief Financial Officer, Secretary and Director

Michael D. Hays has served as President and Chief Executive Officer and as a director since he founded the Company in 1981. He also served as President since founding the Company thru August 2004. Prior thereto, Mr. Hays served for seven years as a Vice President and a director of SRI Research Center, Inc. (n/k/a the Gallup Organization).

Jona S. Raasch has served as Vice President and Chief Operations Officer since September 1988. Prior to joining the Company, Ms. Raasch held various positions with A.C. Nielsen Corporation.

Joseph W. Carmichael has served as President since August 2004. Prior to August 2004, Mr. Carmichael held various positions with the Company since April 1983, most recently as Senior Vice President from May 2002 to August 2004.

Patrick E. Beans has served as Vice President, Treasurer, Chief Financial Officer and Secretary and as a director since 1997. He has served as the principal financial officer since he joined the Company in August 1994. From June 1993 until joining the Company, Mr. Beans was the finance director for the Central Interstate Low-Level Radioactive Waste Commission, a five-state compact developing a low-level radioactive waste disposal plan. From 1979 to 1988 and from June 1992 to June 1993, he practiced as a certified public accountant.

Executive officers of the Company are elected by and serve at the discretion of the Company's Board of Directors. There are no family relationships between any directors or executive officers of NRC.

Item 2. Properties

The Company's headquarters is located in an owned office building in Lincoln, Nebraska, of which 62,000 square feet is used for the Company's operations. This facility houses all the capabilities necessary for NRC's survey programming, printing and distribution; data processing, analysis and report generation; marketing; and corporate administration. The Company's Canadian office is located in a rented 2,600 square foot office building in Markham, Ontario.

Item 3. Legal Proceedings

The Company is not subject to any material pending litigation.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of the Company's shareholders during the fourth quarter of the Company's 2004 fiscal year.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The Company's Common Stock, $.001 par value ("Common Stock"), is traded on the Nasdaq National Market under the symbol "NRCI." The following table sets forth the range of high and low sales prices for the Common Stock for the period from January 1, 2003 through December 31, 2004:

	High	Low
First quarter ended March 31, 2003	$13.00	$7.93
Second quarter ended June 30, 2003	$12.95	$8.25
Third quarter ended September 30, 2003	$14.39	$10.65
Fourth quarter ended December 31, 2003	$16.41	$13.25
First quarter ended March 31, 2004	$17.02	$14.59
Second quarter ended June 30, 2004	$17.50	$15.54
Third quarter ended September 30, 2004	$17.30	$14.51
Fourth quarter ended December 31, 2004	$16.52	$14.50

On March 4, 2005, there were approximately 30 shareholders of record and approximately 500 beneficial owners of the Common Stock.

The Company has not paid cash dividends on its common stock in the past. However, on March 1, 2005, the Company announced the commencement of a quarterly dividend and declared a first quarter cash dividend of $0.08 per share, payable March 31, 2005, to shareholders of record on March 11, 2005. The payment and amount of future dividends is at the discretion of the Company's Board of Directors and will depend on the Company's future earnings, financial condition, general business conditions and other factors.

The table below summarizes stock repurchases for the three month period ended December 31, 2004.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (a)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31, 2004	1,100	$ 15.18	1,100	388,000
November 1 – November 30, 2004	700	$ 16.16	700	387,300
December 1 – December 31, 2004	1,600	$ 15.51	1,600	385,700

(a) In July 2003, the Company's Board of Directors authorized and the Company publicly announced a stock repurchase plan providing for the repurchase of an additional 500,000 shares. Unless terminated earlier by resolution of the Company's Board of Directors, the new plan will expire when the Company has repurchased all shares authorized for repurchase thereunder.

Item 6. Selected Financial Data

The selected statement of income data for the years ended December 31, 2004, 2003, and 2002 and the selected balance sheet data at December 31, 2004 and 2003 are derived from, and are qualified by reference to, the audited consolidated financial statements of the Company included elsewhere in this Annual Report on Form 10-K. The selected statement of income data for the years ended December 31, 2001 and 2000 and the balance sheet data at December 31, 2002, 2001 and 2000 are derived from audited consolidated financial statements not included herein.

	Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share data)				
Statement of Income Data:					
Revenues	$ 29,683	$ 26,922	$ 22,387	$ 17,674	$ 18,316
Operating expenses:					
Direct expenses	12,869	12,029	9,556	8,059	9,120
Selling, general and administrative	7,394	5,987	4,737	4,985	4,602
Depreciation and amortization (1)	2,018	1,941	1,675	1,917	1,269
Total operating expenses	22,281	19,957	15,968	14,961	14,991
Operating income	7,402	6,965	6,419	2,713	3,325
Other income (expenses)	(119)	(49)	(258)	(89)	531
Income before income taxes	7,283	6,916	6,161	2,624	3,856
Provision for income taxes	2,732	2,532	2,311	954	1,139
Net income	$ 4,551	$ 4,384	$ 3,850	$ 1,670	$2,717
Net income per share – basic and diluted	$ 0.63	$ 0.60	$ 0.54	$ 0.24	$ 0.39
Weighted average shares outstanding – basic	7,181	7,259	7,163	7,053	7,019
Weighted average shares outstanding – diluted	7,249	7,326	7,193	7,089	7,025

	December 31,				
	2004	2003	2002	2001	2000
	(In thousands)				
Balance Sheet Data:					
Working capital	$ 19,434	$ 16,817	$ 12,919	$ 7,260	$ 8,342
Total assets	47,954	45,673	38,832	33,772	31,637
Total debt, including current portion	4,901	5,044	5,176	5,302	5,430
Total shareholders' equity	35,018	32,424	28,018	23,353	21,382

(1) On January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets,* and ceased amortizing goodwill and other non-amortizable intangible assets. If the Company had not amortized goodwill and other non-amortizable intangible assets during the two years ended December 31, 2001, net income would have been $2.00 million in 2001, and $2.89 million in 2000.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Special Note Regarding Forward-Looking Statements

Certain matters discussed below in this Annual Report on Form 10-K are "forward-looking statements" intended to qualify for the safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because the context of the statement includes phrases such as the Company "believes," "expects" or other words of similar import. Similarly, statements that describe the Company's future plans, objectives or goals are also forwarding-looking statements. Such forward-looking statements are subject to certain risks and uncertainties which could cause actual results or outcomes to differ materially from those currently anticipated. Factors that could affect actual results or outcomes include, without limitation, the Company's reliance on a limited number of key clients for a substantial portion of its revenues, the Company's dependence on performance tracking contract renewals, fluctuations in the Company's operating results related to the Market Guide, increased competition, changes in conditions affecting the healthcare industry, the Company's ability to manage its growth and to successfully integrate any possible future acquisitions and the Company's ability to provide timely and accurate performance tracking and market research to its clients. Shareholders, potential investors and other readers are urged to consider these factors in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements included are only made as of the date of this Annual Report on Form 10-K and the Company undertakes no obligation to publicly update such forward-looking statements to reflect subsequent events or circumstances.

Overview

The Company believes it is a leading provider of ongoing survey-based performance measurement, analysis, tracking and improvement services to the healthcare industry in the United States and Canada. Since 1981, the Company has provided these services using traditional market research methodologies, such as direct mail, telephone-based surveys, focus groups and in-person interviews. Since 2002, the current primary data collection methodology used is direct mail, but the Company still uses other methodologies for certain types of studies. The Company addresses the growing need of healthcare providers and payers to measure the care outcomes, specifically experience and health status of their patients and/or members. NRC develops tools that enable healthcare organizations to obtain performance measurement information necessary to comply with industry and regulatory standards and to improve their business practices so that they can maximize new member and/or patient attraction, experience, member retention and profitability. The Company believes that a driver of its growth and the growth of its industry, will be the increase in demand for performance measurement and improvement products as a result of more public reporting programs. The Company's primary types of information services are performance tracking services, custom research, educational services and its Market Guide.

Critical Accounting Policies and Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. The most significant of these areas involving difficult or complex judgments made by management with respect to the preparation of the Company's consolidated financial statements for fiscal year 2004 include:

- Revenue recognition;
- Valuation of long-lived assets; and
- Valuation of goodwill and identifiable intangible assets.

Revenue Recognition

The Company's performance tracking services are performance tracking and improvement tools for gathering and analyzing data from survey respondents. Such services are provided pursuant to contracts which are generally renewable annually and that provide for a customer specific study which is conducted via a series of surveys and delivered via a series of updates or reports, the timing and frequency of which vary by contract (such as monthly or weekly). These contracts are generally cancelable on short or no notice without penalty and, since progress on these contracts can be tracked and regular updates and reports are made, clients are entitled to any work-in-process but are obligated to pay for all services performed through cancellation. Typically, these contracts are fixed fee arrangements and a portion of the project fee is billed in advance, and the remainder is billed periodically over the duration of the project. The Company conducts custom research which measures and monitors market issues specific to individual healthcare organizations. The majority of the Company's custom research is performed under contracts which provide for advance billing of 65% of the total project fee with the remainder due upon delivery. Revenues and direct expenses for the Company's performance tracking services are recognized on a percentage of completion basis. Revenues and direct expenses for the NRC+Picker educational services and custom research services are also recognized on a percentage of completion basis.

Significant management judgments and estimates must be made and used in connection with revenue recognized using the percentage-of-completion accounting method. If management made different judgments and estimates, then the amount and timing of revenue for any period could differ materially from the reported revenue. The underlying assumptions and judgments that are the most critical to this policy include the estimated progress to date and the estimated costs required to complete the work required under individual customer contracts. The Company recognizes revenue based on output measures in applying the percentage of completion method of accounting. The Company measures its progress based on the level of completion of these output measures and recognizes the revenue related to the output measures.

The Company's Market Guide serves as a stand-alone market information and competitive intelligence source, as well as a comparative performance database. Published by NRC annually, this survey is a comprehensive consumer-based healthcare assessment. The Market Guide is generally provided pursuant to contracts which have durations of four to six months and that provide for the receipt of survey results that are customized to meet an individual client's specific information needs. Typically, these contracts are not cancelable by clients, clients receive no rights in the comprehensive healthcare database which results from this survey, other than the right to use the customized reports purchased pursuant thereto, and amounts due for the Market Guide are billed prior to or at delivery. The Company recognizes revenue when the Market Guide is delivered to customers pursuant to their contracts, typically in the third quarter of the year. Substantially all of the related costs are deferred and subsequently charged to direct expenses contemporaneously with the recognition of the revenue. The Company generally has some incidental sales of the Market Guide subsequent to completion of each edition. Revenues and marginal expenses related to such incidental sales are recognized upon delivery. The profit margin earned on such revenues is generally higher than that earned on revenues realized from customers under contract at the time of delivery. As a result, the Company's margins vary throughout the year. The Company's revenue recognition policy for the Market Guide is not sensitive to significant estimates and judgments.

Valuation of Long-Lived Assets

Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company monitors events and changes in circumstances that may require the Company to review the carrying value of its long-lived assets. The Company assesses the recoverability of its long-lived assets based on estimated undiscounted future operating cash flows. The assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Management believes the following circumstances are important indicators of potential impairment of such assets and as a result they may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;
- Significant negative trends in the Company's industry or the overall economy;
- A significant decline in the market price for the Company's common stock for a sustained period; and
- The Company's market capitalization falling below the book value of the Company's net assets.

Valuation of Intangible Assets

Intangible assets include customer relationships, a trade name and goodwill. Goodwill represents the difference between the purchase price paid in acquisitions, using the purchase method of accounting, and the fair value of the net assets acquired.

The Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* and, as a result, the Company does not amortize goodwill.

All of the Company's goodwill is allocated to one reporting unit, the healthcare survey business. As of December 31, 2004, the Company has net goodwill of $8.0 million. As of October 1 of each year (or more frequently as changes in circumstances indicate), the Company evaluates the estimated fair value of the Company's goodwill. On these evaluation dates, to the extent that the carrying value of the net assets of the Company's reporting unit having goodwill is greater than the estimated fair value, impairment charges will be recorded. The Company's analysis has not resulted in the recognition of an impairment loss on goodwill in 2004, 2003 or 2002.

Results of Operations

The following table sets forth, for the periods indicated, selected financial information derived from the Company's consolidated financial statements, expressed as a percentage of total revenues and the percentage change in such items versus the prior comparable period. The trends illustrated in the following table may not necessarily be indicative of future results. The discussion that follows the table should be read in conjunction with the Company's consolidated financial statements.

	Percentage of Total Revenues Year Ended December 31,			Percentage Increase	
	2004	2003	2002	2004 over 2003	2003 over 2002
Revenues	100.0%	100.0%	100.0%	10.3%	20.3%
Operating expenses:					
Direct expenses	43.4	44.7	42.7	7.0	25.9
Selling, general and administrative	24.9	22.2	21.1	23.5	26.4
Depreciation and amortization	6.8	7.2	7.5	3.9	15.9
Total operating expenses	75.1	74.1	71.3	11.6	25.0
Operating income	24.9%	25.9%	28.7%	6.3%	8.5%

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Total revenues. Total revenues increased 10.3% in 2004 to $29.7 million from $26.9 million in 2003. The increase was primarily due to the addition of new clients and the cross-selling and increases in scope of work from existing clients.

Direct expenses. Direct expenses increased 7.0% to $12.9 million in 2004 from $12.0 million in 2003. The increase in direct expenses in 2004 was due primarily to the incremental costs of servicing additional clients. The increases were in printing and postage expense of $540,000, in labor and payroll expenses of $194,000 and in fieldwork and fees expenses of $113,000. Direct expenses decreased as a percentage of total revenues to 43.4% in 2004 from 44.7% during 2003 primarily due to the mix of services provided during the year. In 2005, direct expenses as a percentage of total revenues are expected to remain at levels similar to 2004.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 23.5% to $7.4 million in 2004 from $6.0 million in 2003. The net increase was primarily due to increases in salary and benefit expenses of $852,000, travel expenses of $419,000, rent and utilities of $89,000, legal and accounting of $68,000, contract services of $54,000, and HR recruitment expenses of $40,000. These increases were partially offset by a decrease in bad debt expense of $102,000. Much of the overall increases were a result of the new sales expansion plan started in late 2003. Selling, general and administrative expenses increased as a percentage of total revenues to 24.9% in 2004 from 22.2% in 2003. In 2005, selling, general and administrative expenses as a percentage of total revenues are expected to remain at levels similar to 2004.

Depreciation and amortization. Depreciation and amortization expenses increased 3.9% to $2.0 million in 2004 from $1.9 million in 2003. The increase is primarily due to the additional depreciation of software, computer equipment and production equipment. Depreciation and amortization expenses decreased as a percentage of total revenues to 6.8% in 2004 from 7.2% in 2003. Depreciation and amortization expenses as a percent of total revenues are expected to decrease slightly in 2005 as compared to 2004.

Provision for income taxes. The provision for income taxes totaled $2.7 million (37.5% effective tax rate) for 2004 compared to $2.5 million (36.6% effective tax rate) for 2003. The effective tax rate is higher in 2004 due to differences in state income taxes.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Total revenues. Total revenues increased 20.3% in 2003 to $26.9 million from $22.4 million in 2002. The increase was primarily due to the addition of new clients, including a number of annual contracts signed during 2003, the Company's expansion into Canada and, to a lesser extent, an increase in scope of work from existing clients.

Direct expenses. Direct expenses increased 25.9% to $12.0 million in 2003 from $9.6 million in 2002. The increase in direct expenses in 2003 was due primarily to the incremental costs of servicing additional clients. The increases were primarily in labor and payroll expenses of $1.3 million, in printing and postage of $580,000, in fieldwork and fees expenses of $515,000, and travel of $143,000. These increases were partially offset by a decrease in computer expenses of $113,000. Direct expenses increased as a percentage of total revenues to 44.7% in 2003 from 42.7% during 2002 primarily due to the mix of services provided during the year.

Selling, general and administrative expenses. Selling, general and administrative expenses increased 26.4% to $6.0 million in 2003 from $4.7 million in 2002. The net increase was primarily due to increases in salary and benefits of $733,000, marketing expenses of $391,000, contract services of $124,000, bad debt expense of $102,000, rent and utilities of $121,000 and office expenses of $57,000. These increases were partially offset by decreases in legal and accounting expenses of $293,000. Selling, general and administrative expenses increased as a percentage of total revenues to 22.2% in 2003 from 21.1% in 2002.

Depreciation and amortization. Depreciation and amortization expenses increased 15.9% to $1.9 million in 2003 from $1.7 million in 2002. The increase is primarily due to the additional depreciation of software, computer equipment and production equipment. Depreciation and amortization expenses decreased as a percentage of total revenues to 7.2% in 2003 from 7.5% in 2002.

Provision for income taxes. The provision for income taxes totaled $2.5 million (36.6% effective tax rate) for 2003 compared to $2.3 million (37.5% effective tax rate) for 2002. The effective tax rate is lower in 2003 due to differences in state income taxes.

Liquidity and Capital Resources

The Company's principal source of funds in recent years has been cash flow from its operations. The Company's operating cash flow has been sufficient to provide funds for working capital and capital expenditures and the Company expects that it will continue to be sufficient in the foreseeable future.

As of December 31, 2004, the Company had cash and cash equivalents of $3.6 million and working capital of $19.4 million.

During 2004, the Company generated $7.8 million of net cash from operating activities as compared to $8.3 and $4.3 million net cash generated during 2003 and 2002, respectively. The $500,000 decrease in operating cash flow from 2003 to 2004 is primarily related to the reversal of $1.6 million of timing items that occurred in prior years in connection with the Company's three customer related accounts (trade accounts receivable, unbilled revenues and billings in excess of revenues earned). The effect of this reversal was partially offset by a $1.0 million net increase in income taxes recoverable due to higher payments of taxes and an extra $170,000 of net income in 2004. The timing issues related to approximately $1.6 million of billings and payments on certain government contracts, including the movement of certain government work to December during 2002 and slow payment by one government account in late 2002. Had these timing issues not occurred, then operating cash flow would have been approximately $1.6 million lower in 2003 and $1.6 million higher in 2002. The remaining difference between 2003 and 2002 is mainly related to higher net income.

Net cash used in investing activities was $4.7 million in 2004, $5.5 million for 2003 and $4.8 million for 2002. The 2004 net cash used in investing activities was primarily comprised of the investment of $2.1 million in furniture, computer equipment, software and production equipment to support the expansion of the Company's business, and an increase of the net purchases of securities available-for-sale over the proceeds from the maturities of securities of $2.7 million. The 2003 net cash used in investing activities was primarily comprised of the investment of $1.7 million in furniture, computer equipment, software and production equipment to support the expansion of the Company's business, $1 million to acquire the net assets of Smaller World Communications Inc. and an increase of the net purchases of securities available-for-sale over the proceeds from the maturities of securities of $2.9 million. The 2002 net cash used in investing activities was primarily comprised of $1.5 million of investments in furniture, computer equipment, software and production equipment and an increase of the net purchases of securities available-for-sale over the proceeds from the maturities of securities of $3.3 million. The Company's investments available-for-sale consist principally of United States government securities with maturities of three years or less.

Net cash used in financing activities was $2.8 million in 2004 and $205,000 in 2003 compared to cash provided by financing activities of $473,000 for 2002. The 2004 cash used in financing activities was primarily due to $2.9 million used for the purchase of treasury stock. The 2003 cash used in financing activities was primarily due to $273,000 used for the purchase of treasury stock. The 2002 cash provided was primarily from $692,000 of proceeds from issuance of common stock through the exercise of stock options.

The Company has budgeted approximately $1.3 million for additional expenditures in 2005 to be funded through cash generated from operations. The Company expects that the additional capital expenditures during 2005 will be primarily for computer hardware and software, production equipment and furniture.

The Company typically bills clients for performance tracking services and custom research projects before they have been completed. Billed amounts are recorded as billings in excess of revenues earned, or deferred revenue, on the Company's consolidated financial statements and are recognized as income when earned. As of December 31, 2004 and 2003, the Company had $4.0 million and $4.4 million of deferred revenues, respectively. In addition, when work is performed in advance of billing, the Company records this work as revenues earned in excess of billings, or unbilled revenue. At December 31, 2004 and 2003, the Company had $1.2 million and $1.0 million of unbilled revenues, respectively. Substantially all deferred and unbilled revenues will be earned and billed respectively, within 12 months of the respective period ends.

As of December 31, 2004, the Company had obligations to make cash payments in the following amounts in the future:

Contractual Obligations	Total Payments	Less than 1 Year	1 to 3 Years	4 to 5 Years	After 5 Years
Long Term Debt	$4,900,854	$155,728	$353,246	$416,15	$3,975,721
Other Long Term Liabilities (see below)	--	-	--	-	--
Operating Leases	309,961	232,008	63,705	14,24	--
Total	$5,210,815	$387,736	$416,951	$430,40	$3,975,721

The Company generally does not make unconditional, non-cancelable purchase commitments. The Company enters into purchase orders in the normal course of business, but these purchase obligations do not exceed one year.

The purchase price for Smaller World Communications Inc. includes two additional scheduled payments of additional purchase price in 2006 and 2008. As of December 31, 2004, the minimum aggregate payments will be $271,000 and the maximum aggregate payments could be $1,035,000, based upon certain revenue goals.

Off-Balance Sheet Obligations

The Company has no significant off-balance sheet obligations other than the operating lease commitments disclosed in "—Liquidity and Capital Resources."

Stock Repurchase Program

In July 2003, the Board of Directors of the Company authorized the repurchase of an additional 500,000 shares of Common Stock in the open market or in privately negotiated transactions. As of December 31, 2004, 114,300 have been repurchased under that authorization.

Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 requires that an issuer classify a financial instrument with certain characteristics as a liability. The provisions of this statement are effective for financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments as of July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated financial statements.

In November 2003, the FASB ratified a consensus on the disclosure provisions of EITF 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Applications to Certain Investments* (EITF 03-1). In March 2004, the FASB reached a consensus regarding the application of a three-step impairment model to determine whether investments accounted for in accordance with SFAS No. 115 *Accounting for Certain Investments in Debt and Equity Securities,* and other cost method investments are other-than-temporarily impaired. However, with the issuance of FSP EITF 03-1-1, *Effective Date of Paragraphs 10-20 of EITF 03-1* on September 30, 2004, the provisions of the consensus relating to the measurement and recognition of other-than-temporary impairments will be deferred pending further clarification from the FASB. The remaining provisions of this rule, which primarily relate to disclosure requirements, are required to be applied prospectively to all current and future investments accounted for in accordance with SFAS No. 115 and other cost method investments. The Company will evaluate the potential impact of EITF 03-1 after the FASB completes its reassessment.

In December 2003, the FASB revised FASB Interpretation ("FIN") No. 46 (revised), *Consolidation of Variable Interest Entities.* FIN No. 46(R) addresses consolidation by business enterprises of certain variable interest entities. For public entities that are small business issuers, the provisions of FIN No. 46(R) are effective no later than the end of the first reporting period that ends after December 15, 2004. If the variable interest entity is considered to be a special-purpose entity, FIN No. 46(R) shall be applied no later than the first reporting period that ends after December 15, 2003. The Company does not currently have any interest in variable interest entities, therefore FIN 46(R) did not have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets*. SFAS No. 153 amends the guidance in Accounting Principles Board ("APB") Opinion No. 29, *Accounting for Nonmonetary Transactions*. APB Opinion No. 29 provided an exception to the basic measurement principle (fair value) for exchanges of similar assets, requiring that some nonmonetary exchanges be recorded on a carryover basis. SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of SFAS No. 153 are effective for exchanges of nonmonetary assets occurring in fiscal periods beginning after June 15, 2005. As of December 31, 2004, management believes that SFAS No. 153 will not have a significant effect on the Company's consolidated financial statements.

In December 2004, the FASB revised SFAS No. 123 (revised 2004), *Share-Based Payments*. SFAS No. 123(R) eliminates the alternative to use the intrinsic value method of accounting, set forth in APB Opinion No. 25, (generally resulting in recognition of no compensation cost) and instead require a company to recognize in its financial statements the cost of employee services received in exchange for valuable equity instruments issued, and liabilities incurred, to employees in share-based payment transactions (e.g. stock options). The cost will be based on the grant-date fair value of the award and will be recognized over the period for which an employee is required to provide service in exchange for the award. For public entities that file as a small business issuer, the provisions of the revised statement are to be applied prospectively for awards that are granted, modified, or settled in the first interim or annual reporting period beginning after December 15, 2005. Additionally, public entities would recognize compensation cost for any portion of awards granted or modified after December 15, 1994, that is not yet vested at the date the standard is adopted, based on the grant-date fair value of those awards calculates under SFAS No. 123 (as originally issued) for either recognition or pro forma disclosures. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on the Company's consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosure About Market Risk

The impact of financial market risk exposure to the Company is not significant. The Company's primary financial market risk exposure consists of interest rate risk related to interest income from the Company's investments in United States government securities with maturities of three years or less. The Company has invested and expects to continue to invest a substantial portion of its excess cash in such securities. See Note 3 to the Company's consolidated financial statements. Generally, if the overall average return on such securities decreased .5% from the average return during the year ended December 31, 2004 and 2003, then the Company's interest income would have decreased, and pre-tax income would have decreased approximately $68,000 and $58,000, respectively. These amounts were determined by considering the impact of a hypothetical change in interest rates on the Company's interest income.

Item 8. Financial Statements and Supplementary Data

Quarterly Financial Data (Unaudited)

The following table sets forth selected financial information for each of the eight quarters in the two-year period ended December 31, 2004. This unaudited information has been prepared by the Company on the same basis as the consolidated financial statements and includes all normal recurring adjustments necessary to present fairly this information when read in conjunction with the Company's audited consolidated financial statements and the notes thereto.

	Quarter Ended							
	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004	Mar. 31, 2004	Dec. 31, 2003	Sept. 30, 2003	June 30, 2003	Mar. 31, 2003
Revenues	$ 6,431	$ 9,320	$ 6,371	$ 7,561	$ 6,742	$ 7,993	$ 6,129	$ 6,058
Direct expenses	2,680	4,174	2,717	3,298	2,749	3,797	2,667	2,816
Selling, general and administrative	1,816	1,824	1,850	1,904	1,606	1,564	1,533	1,284
Depreciation and amortization	527	538	489	464	477	536	482	446
Operating income	1,408	2,784	1,315	1,895	1,910	2,096	1,447	1,512
Other income (expense)	24	11	(113)	(41)	11	(26)	(1)	(33)
Provision for income taxes	510	1,079	464	679	666	770	538	558
Net income	$ 922	$ 1,716	$ 738	$ 1,175	$ 1,255	$ 1,300	$ 908	$ 921
Net income per share – basic	$ 0.13	$ 0.24	$ 0.10	$ 0.16	$ 0.17	$ 0.18	$ 0.13	$ 0.13
Net income per share – diluted	$ 0.13	$ 0.24	$ 0.10	$ 0.16	$ 0.17	$ 0.18	$ 0.12	$ 0.13
Weighted average shares outstanding – basic	7,142	7,137	7,191	7,256	7,271	7,262	7,256	7,249
Weighted average shares outstanding – diluted	7,211	7,224	7,284	7,353	7,314	7,324	7,303	7,296

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
National Research Corporation:

We have audited the accompanying consolidated balance sheets of National Research Corporation and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we have also audited the financial statement schedule II for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of National Research Corporation and subsidiary as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002.

KPMG LLP

Lincoln, Nebraska
February 8, 2005, except for note 12, which is as of March 1, 2005

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS AS OF
DECEMBER 31, 2004 AND 2003

Assets	2004	2003
Current assets:		
Cash and cash equivalents	$ 3,647,693	$ 3,440,915
Investments in marketable debt securities	15,348,349	12,766,483
Trade accounts receivable, less allowance for doubtful accounts of $100,526 and $78,000 in 2004 and 2003, respectively	3,391,953	5,479,264
Unbilled revenues	1,190,084	983,306
Prepaid expenses and other	948,432	619,357
Recoverable income taxes	632,026	--
Deferred income taxes	295,290	231,625
Total current assets	25,453,827	23,520,950
Net property and equipment	12,355,456	12,189,156
Goodwill, net of accumulated amortization	8,293,346	8,002,089
Intangible assets, net of accumulated amortization	1,832,889	1,937,523
Other	18,445	23,458
Total assets	$ 47,953,963	$ 45,673,176
Liabilities and Shareholders' Equity		
Current liabilities:		
Current portion of note payable	$ 155,728	$ 142,135
Accounts payable	429,973	470,136
Accrued wages, bonus and profit sharing	975,991	968,701
Accrued expenses	421,212	440,616
Income taxes payable	--	243,622
Billings in excess of revenues earned	4,036,608	4,438,659
Total current liabilities	6,019,512	6,703,869
Note payable, net of current portion	4,745,126	4,901,429
Deferred income taxes	1,827,235	1,179,969
Other long-term liabilities	344,433	463,620
Total liabilities	12,936,306	13,248,887
Shareholders' equity:		
Preferred stock, $.01 par value; authorized 2,000,000 shares, no shares issued and outstanding	--	--
Common stock, $.001 par value; authorized 20,000,000 shares, issued 7,684,006 in 2004, and 7,639,819 in 2003, outstanding 7,174,706 in 2004 and 7,305,819 in 2003	7,684	7,641
Additional paid-in capital	19,345,569	18,875,520
Retained earnings	20,382,334	15,831,700
Unearned compensation	(182,354)	(393,994)
Accumulated other comprehensive income (loss), net of taxes	220,261	(27,148)
Treasury stock, at cost; 509,300 shares in 2004 and 334,000 shares in 2003	(4,755,837)	(1,869,430)
Total shareholders' equity	35,017,657	32,424,289
Total liabilities and shareholders' equity	$ 47,953,963	$ 45,673,176

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE YEARS ENDED DECEMBER 31, 2004

	2004	2003	2002
Revenues	$ 29,683,091	$ 26,922,433	$ 22,387,401
Operating expenses:			
Direct expenses	12,869,259	12,028,561	9,555,677
Selling, general and administrative	7,394,567	5,987,154	4,737,880
Depreciation and amortization	2,017,621	1,941,418	1,674,856
Total operating expenses	22,281,447	19,957,133	15,968,413
Operating income	7,401,644	6,965,300	6,418,988
Other income (expense):			
Interest income	344,570	292,517	257,922
Interest expense	(458,581)	(427,847)	(450,104)
Other, net	(4,777)	85,831	(65,460)
Total other expense	(118,788)	(49,499)	(257,642)
Income before income taxes	7,282,856	6,915,801	6,161,346
Provision for income taxes	2,732,222	2,531,544	2,311,243
Net income	$ 4,550,634	$ 4,384,257	$ 3,850,103
Net income per share – basic and diluted	$ 0.63	$ 0.60	$ 0.54

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME AS OF AND FOR THE THREE YEARS ENDED DECEMBER 31, 2004

	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned Compensation	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balances at December 31, 2001	$ 7,395	$ 17,255,917	$ 7,597,340	$ --	$ (4,185)	$ (1,503,069)	$ 23,353,398
Purchase of 13,800 shares of treasury stock	--	--	--	--	--	(92,634)	(92,634)
Issuance of 165,017 common shares for the exercise of stock options	166	691,672	--	--	--	--	691,838
Tax benefit from the exercise of options	--	176,014	--	--	--	--	176,014
Comprehensive income							
Change in unrealized gain/(loss) on marketable securities net of tax	--	--	--	--	39,556	--	39,556
Net income	--	--	3,850,103	--	--	--	3,850,103
Total comprehensive income	--	--	3,850,103	--	39,556	--	3,889,659
Balances at December 31, 2002	7,561	18,123,603	11,447,443	--	35,371	(1,595,703)	28,018,275
Purchase of 18,500 shares of treasury stock	--	--	--	--	--	(273,727)	(273,727)
Issuance of 40,062 common shares for the exercise of stock options	41	200,624	--	--	--	--	200,665
Tax benefit from the exercise of options	--	115,116	--	--	--	--	115,116
Issuance of 39,147 restricted common shares	39	436,177	--	(436,216)	--	--	--
Non-cash stock compensation expense	--	--	--	42,222	--	--	42,222
Comprehensive income							
Change in unrealized gain/(loss) on marketable securities net of tax	--	--	--	--	(54,455)	--	(54,455)
Change in cumulative translation adjustment	--	--	--	--	(8,064)	--	(8,064)
Net income	--	--	4,384,257	--	--	--	4,384,257
Total comprehensive income	--	--	4,384,257	--	(62,519)	--	4,321,738
Balances at December 31, 2003	7,641	18,875,520	15,831,700	(393,994)	(27,148)	(1,869,430)	32,424,289
Purchase of 175,300 shares of treasury stock	--	--	--	--	--	(2,886,407)	(2,886,407)
Issuance of 57,857 common shares for the exercise of stock options	57	332,991	--	--	--	--	333,048
Tax benefit from the exercise of options	--	233,345	--	--	--	--	233,345
Issuance of 2,483 restricted common shares	2	39,998	--	(40,000)	--	--	--
Cancellation of 16,153 restricted common shares	(16)	(136,285)	--	136,301	--	--	--
Non-cash stock compensation expense	--	--	--	115,339	--	--	115,339
Comprehensive income							
Change in unrealized gain/(loss) on marketable securities net of tax	--	--	--	--	(56,850)	--	(56,850)
Change in cumulative translation adjustment	--	--	--	--	304,259	--	304,259
Net income	--	--	4,550,634	--	--	--	4,550,634
Total comprehensive income	--	--	4,550,634	--	247,409	--	4,798,043
Balances at December 31, 2004	$ 7,684	$ 19,345,569	$ 20,382,334	$ (182,354)	$ 220,261	$ (4,755,837)	$ 35,017,657

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE YEARS ENDED DECEMBER 31, 2004

	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 4,550,634	$ 4,384,257	$ 3,850,103
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	2,017,621	1,941,418	1,674,856
Deferred income taxes	614,871	330,698	529,083
Loss (gain) on sale of property and equipment	(4,090)	8,173	(1,420)
Loss (gain) on sale of other investments	75	41	(86)
Tax benefit from exercise of stock options	233,345	115,116	176,014
Non-cash stock compensation expense	115,339	42,222	--
Change in assets and liabilities, net of effect of acquisitions:			
Trade accounts receivable	2,160,923	(596,714)	(2,438,335)
Unbilled revenues	(187,482)	961,335	(262,336)
Prepaid expenses and other	(315,139)	(307,801)	25,123
Accounts payable	(48,381)	(162,596)	(356,345)
Accrued expenses, wages, bonus and profit sharing	(15,420)	274,241	138,391
Income taxes payable and recoverable	(876,140)	170,618	321,592
Billings in excess of revenues earned	(429,427)	1,104,085	627,443
Net cash provided by operating activities	7,816,729	8,265,093	4,284,083
Cash flows from investing activities:			
Purchases of property and equipment	(2,066,807)	(1,682,734)	(1,534,080)
Acquisition, net of cash acquired	--	(996,888)	(23,277)
Purchases of securities available-for-sale	(9,211,409)	(14,065,000)	(10,802,926)
Proceeds from the maturities of securities available-for-sale	6,537,109	11,202,426	7,512,812
Proceeds from sale of property and equipment	4,863	2,543	1,420
Net cash used in investing activities	(4,736,244)	(5,539,653)	(4,846,051)
Cash flows from financing activities:			
Payments on notes payable	(142,710)	(132,433)	(126,072)
Payments on other long term liabilities	(143,081)	--	--
Proceeds from exercise of stock options	333,048	200,665	691,838
Purchase of treasury stock	(2,886,407)	(273,727)	(92,634)
Net cash (used in) provided by financing activities	(2,839,150)	(205,495)	473,132
Effect of exchange rate changes on cash	(34,557)	(70,247)	--
Net increase (decrease) in cash and cash equivalents	206,778	2,449,698	(88,836)
Cash and cash equivalents at beginning of period	3,440,915	991,217	1,080,053
Cash and cash equivalents at end of period	$ 3,647,693	$ 3,440,915	$ 991,217
Supplemental disclosure of cash paid for:			
Interest expense	$ 458,581	$ 427,847	$ 450,104
Income taxes	$ 2,759,669	$ 1,907,504	$ 1,284,554

Supplemental disclosures of non-cash investing activities:
In connection with the Company's acquisition of a business in 2003, the Company acquired current assets of $171,635 and assumed current liabilities of $164,294.

See accompanying notes to consolidated financial statements.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

National Research Corporation (the "Company") is a provider of ongoing survey-based performance measurement, analysis, tracking and improvement services to the healthcare industry in the United States and Canada. The Company provides market research services to hospitals and insurance companies on an unsecured credit basis. The Company's ten largest clients accounted for 43%, 45% and 51% of the Company's total revenues in 2004, 2003 and, 2002 respectively. One client accounted for 12.4%, 14.6%, and 18.2% of total revenues in 2004, 2003 and 2002, respectively. The Company operates in a single industry segment.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Translation of Foreign Currencies

Our Canadian subsidiary uses as its functional currency the local currency of the country in which it operates. It translates its assets and liabilities into U.S. dollars at the exchange rate in effect at the balance sheet date. It translates its revenue and expenses at the average exchange rate during the period. We include translation gains and losses in accumulated other comprehensive income (loss), a component of shareholders' equity. Gains and losses related to transactions denominated in a currency other than the functional currency of the countries in which we operate and short-term intercompany accounts are included in other income (expense) in the consolidated statements of income.

Revenue Recognition

The Company derives a majority of its operating revenues from its annually renewable services, which include the performance tracking services and the Market Guide. Under the performance tracking services, the Company provides interim and annual performance tracking and improvement tools to its clients under annual client service contracts, although such contracts are generally cancelable on short or no notice without penalty. Through its Market Guide, the Company publishes healthcare market information for its clients generally on an annual basis. The Company also derives revenues from its educational products and custom and other research projects.

The Company recognizes revenues from its performance tracking services, the NRC+Picker Learning Network and its custom and other research projects using the percentage of completion method of accounting. These services typically include a series of surveys and deliverable reports in which the timing and frequency vary by contract. Progress on a contract can be tracked reliably, and customers are obligated to pay as services are performed. The Company recognizes revenue based on output measures or key milestones such as survey set up, survey mailings, survey returns and reporting. The Company measures its progress based on the level of completion of these output measures and recognizes the revenue related to output measures. Losses expected to be incurred, if any, on jobs in progress are charged to income as soon as such losses are known. Revenues earned on contracts in progress in excess of billings are classified as a current asset. Amounts billed in excess of revenues earned are classified as a current liability. Client projects are generally completed within a twelve-month period.

The Company recognizes revenue on a completed contract basis for its Market Guide contracts with its principal customers. Characteristics of these contracts include durations of four to six months, progress to completion cannot be reasonably defined, and various intermediate steps in the process overlap in stages of progress for different contracts. The Company defers direct costs of preparing the survey data for the Market Guide. The Company recognizes revenues and related direct costs for its Market Guide upon delivery to its principal customers. Customers have no obligation to pay for these services until the services are delivered. The Company generates additional revenues from incidental customers subsequent to the completion of each edition. Revenues and costs for these services are recognized as the customization services are performed and completed.

Trade Accounts Receivable

Trade accounts receivable are recorded at the invoiced amount. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in the Company's existing accounts receivable. The Company determines the allowance based on the Company's historical write-off experience. The Company reviews the allowance for doubtful accounts monthly.

Property and Equipment

Property and equipment is stated at cost. Major expenditures to purchase property or to substantially increase useful lives of property are capitalized. Maintenance, repairs and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

For costs of software developed for internal use, the Company expenses computer software costs as incurred in the preliminary project stage, which involves the conceptual formulation, evaluation and selection of technology alternatives. Costs incurred related to the design, coding, installation and testing of software during the application project stage are capitalized. Costs for training and application maintenance are expensed as incurred. The Company has capitalized approximately $583,000, $544,000, and $372,000 of costs incurred for the development of internal use software for the years ended December 31, 2004, 2003 and 2002, respectively, with such costs classified as property and equipment.

The Company provides for depreciation and amortization of property and equipment using annual rates which are sufficient to amortize the cost of depreciable assets over their estimated useful lives. The Company uses both straight-line and accelerated methods of depreciation and amortization over estimated useful lives of five to ten years for furniture and fixtures, three to five years for computer equipment, three to five years for capitalized software and fifteen to forty years for the Company's office building.

Impairment of Long-lived Assets

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* the Company monitors events and changes in circumstances that may require the Company to review the carrying value of its long-lived assets. The Company assesses the recoverability of its long-lived assets based on estimated undiscounted future operating cash flows. The assessment of the recoverability of long-lived assets will be impacted if estimated future operating cash flows are not achieved.

The Company assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Management believes the following circumstances are important indicators of potential impairment of such assets and as a result they may trigger an impairment review:

- Significant underperformance in comparison to historical or projected operating results;
- Significant changes in the manner or use of acquired assets or the Company's overall strategy;
- Significant negative trends in the Company's industry or the overall economy;
- A significant decline in the market price for the Company's common stock for a sustained period; and
- The Company's market capitalization falling below the book value of the Company's net assets.

Goodwill and Intangible Assets

Intangible assets include customer relationships, a trade name and goodwill. Customer relationships are being amortized over periods of five to ten years. Goodwill represents the difference between the purchase price paid in acquisitions, using the purchase method of accounting, and the fair value of the net assets acquired.

The Company adopted the provisions of SFAS No. 142 as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142, *Goodwill and Other Intangible Assets.* Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144.

All of the Company's goodwill is allocated to one reporting unit, the healthcare survey business. As of December 31, 2004, the Company has net goodwill of $8.3 million. As of October 1 of each year (or more frequently as changes in circumstances indicate), the Company evaluates the estimated fair value of the Company's goodwill. On these evaluation dates, to the extent that the carrying value of the net assets of the Company's reporting unit having goodwill is greater than the estimated fair value, impairment charges will be recorded. The Company's analysis has not resulted in the recognition of an impairment loss on goodwill in 2004, 2003 or 2002.

Investments in Marketable Debt Securities

All marketable debt securities held by the Company at December 31, 2004 and 2003 were classified as available-for-sale and recorded at fair market value. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are reported as other comprehensive income or loss. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis. Fair values are estimated based on quoted market prices. Interest income is recognized when earned.

A decline in the market value of any available-for-sale security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new costs basis for the security is established. To determine whether an impairment is other-than-temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, and forecasted performance of the investee. The Company's analysis has not resulted in the recognition of an impairment loss on investments in 2004, 2003 or 2002.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under that method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances, if any, are established when necessary to reduce deferred tax assets to the amount that is more likely than not to be realized.

Stock Option Plans

The Company recognizes stock-based compensation expense for its stock option plans using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, *Accounting for Stock-Based Compensation,* established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

	2004	2003	2002
	(in thousands, except per share amounts)		
Pro forma:			
Net income, as reported	$4,551	$4,384	$3,850
Less: Total stock-based compensation expense determined under the fair value method for all awards, net of tax	(399)	(153)	(54)
Add: Stock-based employee compensation expense included in reported net income, net of tax	72	27	--
Net income, adjusted for the fair value method	$4,224	$4,258	$3,796
Income per share, as reported basic	$0.63	$0.60	$0.54
Income per share, as reported diluted	$0.63	$0.60	$0.54
Income per share, adjusted for the fair value method basic	$0.59	$0.59	$0.53
Income per share, adjusted for the fair value method diluted	$0.58	$0.58	$0.53

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of financial instruments included in assets and liabilities in the accompanying consolidated balance sheets approximates their fair value.

Earnings Per Share

Net income per share has been calculated and presented for "basic" and "diluted" per share data. Net income per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted income per share is computed by dividing net income by the weighted average number of common shares adjusted for the dilutive effects of options. At December 31, 2004, 2003 and 2002, the Company had 142,896, -0- and 2,000 options, respectively, which have been excluded from the diluted net income per share computation because their exercise price exceeds the fair market value.

The weighted average shares outstanding is calculated as follows:

	2004	2003	2002
Common stock	7,181,096	7,259,387	7,163,194
Dilutive effect of options	54,438	60,595	29,853
Dilutive effect of restricted stock	13,794	6,436	--
Weighted average shares used for dilutive per share information	7,249,328	7,326,418	7,193,047

There are no reconciling items between the Company's reported net income and net income used in the computation of basic and diluted income per share.

Accumulated Other Comprehensive Income (Loss)

The components of accumulated other comprehensive income (loss) were as follows:

	2004	2003	2002
Unrealized gain (loss) on marketable securities	$ (121,494)	$ (29,136)	$ 53,593
Related tax (expense) benefit	45,560	10,052	(18,222)
Net gain (loss) on marketable securities	(75,934)	(19,084)	35,371
Foreign currency translation adjustment	296,195	(8,064)	--
Accumulated other comprehensive income (loss)	$ 220,261	$ (27,148)	$ 35,371

Reclassifications

Certain prior-period amounts have been reclassified to conform to the 2004 presentation. These reclassifications did not affect net income for the periods presented.

New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 requires that an issuer classify a financial instrument with certain characteristics as a liability. The provisions of this statement are effective for financial instruments entered into or modified after May 31, 2003, and for pre-existing instruments as of July 1, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company's consolidated financial statements.

In November 2003, the FASB ratified a consensus on the disclosure provisions of EITF 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Applications to Certain Investments* (EITF 03-1). In March 2004, the FASB reached a consensus regarding the application of a three-step impairment model to determine whether investments accounted for in accordance with SFAS No. 115 *Accounting for Certain Investments in Debt and Equity Securities,* and other cost method investments are other-than-temporarily impaired. However, with the issuance of FSP EITF 03-1-1, *Effective Date of Paragraphs 10-20 of EITF 03-1,* on September 30, 2004, the provisions of the consensus relating to the measurement and recognition of other-than-temporary impairments will be deferred pending further clarification from the FASB. The remaining provisions of this rule, which primarily relate to disclosure requirements, are required to be applied prospectively to all current and future investments accounted for in accordance with SFAS No. 115 and other cost method investments. The Company will evaluate the potential impact of EITF 03-1 after the FASB completes its reassessment.

In December 2003, the FASB revised FASB Interpretation ("FIN") No. 46 (revised), *Consolidation of Variable Interest Entities.* FIN No. 46(R) addresses consolidation by business enterprises of certain variable interest entities. For public entities that are small business issuers, the provisions of FIN No. 46(R) are effective no later than the end of the first reporting period that ends after December 15, 2004. If the variable interest entity is considered to be a special-purpose entity, FIN No. 46(R) shall be applied no later than the first reporting period that ends after December 15, 2003. The Company does not currently have any interest in variable interest entities, therefore FIN 46(R) did not have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets.* SFAS No. 153 amends the guidance in Accounting Principles Board ("APB") Opinion No. 29, *Accounting for Nonmonetary Transactions.* APB Opinion No. 29 provided an exception to the basic measurement principle (fair value) for exchanges of similar assets, requiring that some nonmonetary exchanges be recorded on a carryover basis. SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. The provisions of SFAS No. 153 are effective for exchanges of nonmonetary assets occurring in fiscal periods beginning after June 15, 2005. As of December 31, 2004, management believes that SFAS No. 153 will not have a significant effect on the Company's consolidated financial statements.

In December 2004, the FASB revised SFAS No. 123 (revised 2004), *Share-Based Payments.* SFAS No. 123(R) eliminates the alternative to use the value method of accounting, set forth in APB Opinion No. 25 (generally resulting in recognition of no compensation cost) and instead require a company to recognize in its financial statements the cost of employee services received in exchange for valuable equity instruments issued, and liabilities incurred, to employees in share-based payment transactions (e.g. stock options). The cost will be based on the grant-date fair value of the award and will be recognized over the period for which an employee is required to provide service in exchange for the award. For public entities that file as a small business issuer, the provisions of the revised statement are to be applied prospectively for awards that are granted, modified, or settled in the first interim or annual reporting period beginning after December 15, 2005. Additionally, public entities would recognize compensation cost for any portion of awards granted or modified after December 15, 1994, that is not yet vested at the date the standard is adopted, based on the grant-date fair value of those awards calculates under SFAS No. 123 (as originally issued) for either recognition or pro forma disclosures. The Company is currently evaluating the impact that the adoption of SFAS No. 123(R) will have on the Company's consolidated financial statements.

(2) Acquisitions

On March 17, 2003, the Company acquired 100% of the outstanding common shares of Smaller World Communications Inc. ("Smaller World") based in Toronto, Canada. The results of Smaller World's operations have been included in the consolidated financial statements since the effective date of March 1, 2003. Smaller World is a provider of performance measurement services for healthcare organizations in Canada. The aggregate minimum purchase price was $1,361,000. The purchase price includes two additional scheduled payments in 2006 and 2008. As of December 31, 2004, the minimum aggregate payments of $271,000 have been recorded as other long-term liabilities. Based upon certain revenue goals, the maximum aggregate payments could be $1,035,000. The Company has recorded direct acquisition costs of approximately $85,000.

The following unaudited pro forma information for the Company has been prepared as if the Smaller World acquisition had occurred on January 1, 2002. The information is based on historical results and may not necessarily be indicative of the results that could have been achieved, or of results that may occur in the future.

	Pro Forma Years Ended December 31,	
	2003	2002
	(In thousands, except per share amounts) (Unaudited)	
Revenues	$ 27,185	$ 23,431
Net income	$ 4,386	$ 3,802
Earnings per share	$ 0.60	$ 0.53

(3) Investments in Marketable Debt Securities

The Company's investments in marketable securities are in marketable debt securities classified as obligations of U.S. government agencies. The amortized cost, gross unrealized holding gains and losses and fair value of the Company's investment in the obligations of U.S. government agencies as of December 31, 2004 and 2003 were as follows:

	2004	2003
Amortized cost	$ 15,469,843	$ 12,795,619
Gross unrealized holding gains	3,198	80,218
Gross unrealized holding losses	(124,692)	(109,354)
Fair value	$ 15,348,349	$ 12,766,483

There were no sales of marketable debt securities in advance of scheduled maturities of available-for-sale marketable debt securities during 2004, 2003 or 2002. The fair value and amortized cost of marketable debt securities at December 31, 2004, by contractual maturity, are shown below. Actual maturities may differ from the contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2004	
	Fair Value	Amortized Cost
Due after three months through one year	$ 7,427,052	$ 7,457,653
Due after one year through five years	7,921,297	8,012,190
	$15,348,349	$15,469,843

Gross unrealized losses on investment securities and the fair value of the related securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2004, were as follows:

	Less than 12 months		12 months or more		Total	
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
Available for Sale:						
Obligations of US government agencies	$(103,653)	$14,521,147	$(21,039)	$827,202	$(124,692)	$15,348,349

The unrealized losses on investments in obligations of U.S. government agencies were caused by interest rate increases. The contractual terms of these investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a market price recovery or maturity, these investments are not considered other-than-temporarily impaired.

(4) Property and Equipment

At December 31, 2004 and 2003, property and equipment consisted of the following:

	2004	2003
Furniture and equipment	$ 2,131,940	$ 1,808,113
Computer equipment and software	9,292,576	8,418,919
Building	8,624,019	7,992,203
Land	425,000	425,000
	20,473,535	18,644,235
Less accumulated depreciation and amortization	8,118,079	6,455,079
Net property and equipment	$ 12,355,456	$ 12,189,156

(5) Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following at December 31, 2004 and 2003:

	2004	2003
Customer relationships	$ 1,053,573	$ 1,035,084
Trade name	1,368,000	1,368,000
Goodwill	9,288,171	8,996,914
	11,709,744	11,399,998
Less accumulated amortization	1,583,509	1,460,386
Net intangible assets	$ 10,126,235	$ 9,939,612

The following represents a summary of changes in the Company's carrying amount of goodwill for the years ended December 31, 2004 and 2003:

Balance as of January 1, 2003	$6,698,155
Smaller World acquisition	1,303,934
Balance as of December 31, 2003	8,002,089
Foreign currency translation	291,257
Balance as of December 31, 2004	$8,293,346

The change in the carrying amount of goodwill and customer relationships for the year ended December 31, 2004 includes the impact of foreign currency translation. Customer relationships are being amortized over five to ten years. Aggregate amortization expense for customer relationships for the year ended December 31, 2004 was $116,000. Estimated amortization expense for the next five years is: 2005 - $116,000; 2006 - $116,000; 2007 - $98,000; 2008 - $67,000: 2009 - $67,000.

(6) Income Taxes

Income tax expense consisted of the following components:

	Current	Deferred	Total
2004:			
Federal	$ 1,752, 454	$ 544,396	$ 2,296,850
Foreign	43,471	(14,612)	28,859
State	317,188	89,325	406,513
Total	$ 2,113,113	$ 619,109	$ 2,732,222
2003:			
Federal	$ 1,770,983	$ 393,761	$ 2,164,744
Foreign	181,968	15,607	197,575
State	158,408	10,817	169,225
Total	$ 2,111,359	$ 420,185	$ 2,531,544
2002:			
Federal	$ 1,511,603	$ 453,133	$ 1,964,736
State	270,557	75,950	346,507
Total	$ 1,782,160	$ 529,083	$ 2,311,243

The difference between the Company's income tax expense as reported in the accompanying financial statements and that which would be calculated applying the U.S. Federal income tax rate of 34% on pretax income is as follows:

	2004	2003	2002
Expected federal income taxes	$ 2,476,171	$2,351,372	$2,094,900
Foreign tax rate differential	1,846	32,366	--
State income taxes, net of federal benefit and credits	268,299	111,689	228,700
Tax credits and incentives	--	(7,200)	(3,100)
Other	(14,094)	43,317	(9,257)
Total	$ 2,732,222	$2,531,544	$2,311,243

Deferred tax assets and liabilities at December 31, 2004 and 2003 , were comprised of the following:

	2004	2003
Deferred tax assets:		
Allowance for doubtful accounts	$ 39,205	$ 30,420
Accrued expenses	189,544	198,370
Investments available-for-sale	45,560	10,052
Gross deferred tax assets	274,309	238,842
Deferred tax liabilities:		
Prepaid expenses	96,761	--
Basis in property and equipment	1,244,427	980,157
Intangible assets	465,066	207,029
Gross deferred tax liabilities	1,806,254	187,186
Net deferred tax liabilities	$ (1,531,945)	$ (948,344)

The Company did not record a valuation allowance for its deferred tax assets because management believes that it is more likely than not that the Company will generate sufficient taxable income to fully realize these deferred tax benefits.

The undistributed earnings of the Company's foreign subsidiary of approximately $435,000 are considered to be indefinitely reinvested. Accordingly, no provision for U.S. federal and state income taxes or foreign withholding taxes have been provided for such undistributed earnings. It is impractical to determine the additional income tax liability, if any, associated with the repatriation of undistributed earnings.

(7) Note Payable

Note payable consists of the following:

	2004	2003
Note payable to US Bank, at 8.25%, payable in monthly installments of $46,690 including interest, with final payment of principal and interest due October 31, 2010, secured by land and building	$ 4,900,854	$ 5,043,564
Less current portion	155,728	142,135
Note payable, net of current portion	$ 4,745,126	$ 4,901,429

The aggregate maturities of the note payable for each of the five years subsequent to December 31, 2004 are: 2005 - $156,000; 2006 - $169,000; 2007 - $184,000; 2008 - $199,000; and 2009 - $217,000.

(8) Stock Option Plans

In August 1997, the Board of Directors adopted and the Company's shareholders approved the National Research Corporation 1997 Equity Incentive Plan ("1997 Equity Incentive Plan"). The 1997 Equity Incentive Plan provided for the granting of options, stock appreciation rights, restricted stock and/or performance shares with respect to up to an aggregate of 730,000 shares of the Company's common stock through the date of the Company's annual meeting of shareholders in the year 2001. Options granted were either nonqualified or incentive stock options. Vesting terms varied with each grant, and option terms were generally five years. At December 31, 2004, there were no remaining shares available for issuance under the 1997 Equity Incentive Plan.

In October 1997, the Board of Directors adopted and the Company's shareholders approved the National Research Corporation Director Stock Plan (the "Director Plan"). As amended in December 1997, the Director Plan provides for formula grants of nonqualified options to each director of the Company who is not employed by the Company. On the date of each annual meeting of shareholders of the Company, each such director, if re-elected or retained as a director at such meeting, is granted an option to purchase 1,000 shares of the Company's common stock. Option exercise prices equal the fair market value of the Company's common stock on the date of grant. Options vest one year following the date of grant and may be exercisable for a period of up to 10 years following the date of grant. Options to purchase 3,000 shares of the Company's common stock were each granted in 2004, 2003 and 2002. At December 31, 2004, there were 13,000 shares available for issuance pursuant to future grants under the Director Plan.

In August 2001, the Board of Directors adopted, and, on May 1, 2002, the Company's shareholders approved, the National Research Corporation 2001 Equity Incentive Plan ("2001 Equity Incentive Plan"). The 2001 Equity Incentive Plan provides for the granting of options, stock appreciation rights, restricted stock and/or performance shares with respect to up to an aggregate of 600,000 shares of the Company's common stock. Options granted may be either nonqualified or incentive stock options. Vesting terms vary with each grant, and option terms are generally five years. At December 31, 2004, there were 195,042 shares available for issuance pursuant to future grants under the 2001 Equity Incentive Plan. The Company has accounted for grants of 404,958 options under the Equity Incentive Plan using the date of grant as the measurement date for financial accounting purposes.

In May 2004, the Board of Directors adopted, subject to the approval of the Company's shareholders at the May 2005 annual meeting of shareholders, the National Research Corporation 2004 Director Plan (the "2004 Director Plan"). The 2004 Director Plan provides for the granting of options with respect to 250,000 shares of the Company's common stock. The 2004 Directors Plan provides for grants of nonqualified options to each director of the Company who is not employed by the Company. In May 2004, each such director was granted an option to purchase 11,000 shares of the Company's common stock, subject to the shareholder approval of the plan at the 2005 annual meeting. On the date of each subsequent annual meeting of shareholders of the Company, each such director, if re-elected or retained as a director at such meeting, is granted an option to purchase 12,000 shares of the Company's common stock. Options vest one year following the date of grant and may be exercisable for a period of up to ten years following the date of grant. or three years in the case of termination of the outside director. At December 31, 2004, there were 217,000 shares available for issuance pursuant to future grants under the 2004 Director Plan. The Company has accounted for grants of 33,000 options under the 2004 Director Plan using the date of grant as the measurement date for financial accounting purposes.

Options to purchase shares of common stock have been granted in 2004, 2003 and 2002 with exercise prices equal to the fair value of the common stock on the date of grant. Accordingly, no compensation expense was recorded for these grants.

During 2004 and 2003, the Company granted 2,483 and 39,147, respectively, restricted shares of common stock under the 2001 Equity Incentive Plan. The market value of these shares was recorded in unearned compensation, which is reflected in the accompanying consolidated balance sheet as a component of accumulated other comprehensive income. The applicable compensation expense will be recognized by the Company over the vesting periods of the restricted stock which is generally one to five years. The Company recognized $115,339 and $42,222 of non-cash compensation for the years ended December 31, 2004 and 2003, respectively related to this restricted stock.

The weighted average fair value of options granted in 2004, 2003 and 2002 was $6.17, $4.21 and $2.61, respectively. Pro forma net income displayed in Note 1 reflects the allocation of compensation cost for stock option grants using the fair value method. Compensation cost is allocated between periods based upon the vesting period of the options. Therefore, the full impact of calculating compensation cost using the fair value method is not reflected in pro forma net income amounts displayed in Note 1, because compensation cost is amortized to expense over the vesting period, and additional options may be granted in future years. The fair value for these options for 2004, 2003 and 2002 was estimated at the date of grant using the Black-Scholes model with the following assumptions:

	2004	2003	2002
Expected dividend yield at date of grant	0	0	0
Expected stock price volatility	40.2%	42.2%	45.0%
Risk-free interest rate	2.99%	3.03%	3.20%
Expected life of options (in years)	3.75 to 5.00	2.50 to 5.00	3.75 to 5.00

The following information relates to options to purchase common stock:

	Number of Shares	Weighted Average Exercise Price ($)
Balance at December 31, 2001	307,242	5.95
Granted	55,438	6.87
Exercised	(165,017)	4.19
Canceled	(38,145)	12.70
Balance at December 31, 2002	159,518	5.36
Granted	205,915	10.98
Exercised	(40,062)	5.59
Canceled	(22,446)	8.39
Balance at December 31, 2003	302,925	9.03
Granted	172,235	16.10
Exercised	(57,857)	5.76
Canceled	(32,528)	14.33
Balance at December 31, 2004	384,775	12.24
Exercisable at December 31, 2004	78,817	7.27

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 2.19 to $6.00	33,144	1.99 years	$ 4.82
$ 6.01 to $10.00	35,573	3.46 years	7.92
$10.01 to $14.00	165,796	7.61 years	11.16
$14.01 to $17.00	150,262	5.54 years	16.10
$ 2.19 to $17.00	384,775	5.93 years	$ 12.24

(9) Leases

The Company leases printing equipment and services in the United States and office space in Canada. The Company has recorded rent expense of $233,000, $217,000 and $233,000 in 2004, 2003 and 2002, respectively. Minimum lease payments under noncancelable operating leases for each of the five years subsequent to December 31, 2004 are: 2005 - $232,000; 2006 - $42,000; 2007 - $22,000; 2008 - $14,000; and 2009 - $0.

(10) Related Party

A board member of the Company also serves as a director of the Picker Institute. The Company advanced $300,000 in each of 2004 and 2003 to the Picker Institute to fund designated research projects, which as of December 31, 2004, have not yet commenced. In addition, the Company is a party to a support services agreement with the Picker Institute under which the Company conducts the annual Picker Institute International Symposiums. Under the support services agreement, the Picker Institute receives a portion of the gross receipts of each symposium, which amounted to approximately $15,000 in 2004 and 2003. In addition, the Company is a party to an agreement with the Picker Institute under which the Company markets certain products under the Picker Institute Symposium Educational Products name. Under this agreement, the Picker Institute receives a portion of the net receipts from the sales of such products, which amounted to approximately $12,000 in 2004 and 2003.

(11) Associate Benefits

The Company sponsors a qualified defined contribution profit sharing plan covering substantially all associates with no eligibility service requirement. Employer contributions, which are discretionary, vest to participants at a rate of 20% per year. No contributions were made by the Company in 2004, 2003 and 2002.

(12) Subsequent Event

On March 1, 2005, the Company announced the commencement of a quarterly dividend and declared a first quarter cash dividend of $0.08 per share, payable March 31, 2005 to shareholders of record on March 11, 2005. The payment and amounts of future dividends is at the discretion of the Company's Board of Directors and will depend on the Company's future earnings, financial condition, general business conditions and other factors.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with the Company's accountants regarding accounting or financial disclosure required to be reported pursuant to this item.

Item 9A. Controls and Procedures

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), the Company's management evaluated, with the participation of the Company's Chief Executive Officer and the Company's Chief Financial Officer, the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2004. Based upon their evaluation of these disclosure controls and procedures, the Chief Executive Officer and the Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2004.

There was no change in the Company's internal control over financial reporting that occurred during the quarter ended December 31, 2004 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

The Company has no other information to report pursuant to this item.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by this Item with respect to directors and Section 16 compliance is included under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," respectively, in the Company's definitive Proxy Statement for its 2005 Annual Meeting of Shareholders ("Proxy Statement") and is hereby incorporated herein by reference. Information with respect to the executive officers of the Company appears in Item 1 of this Annual Report on Form 10-K.

The Company has adopted a Code of Business Conduct and Ethics that applies to all of the Company's employees, including the Company's Chief Executive Officer, Chief Financial Officer, Controller and other persons performing similar functions. The Company has posted a copy of the Code of Business Conduct and Ethics on its website at www.nationalresearch.com. The Company intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding amendments to, or waivers from, the Code of Business Conduct and Ethics by posting such information on its website at www.nationalresearch.com. The Company is not including the information contained on its website as part of, or incorporating it by reference into, this report.

Item 11. Executive Compensation

The information required by this Item is included under the captions "Board of Directors-Director Compensation" and "Executive Compensation" in the Proxy Statement and is hereby incorporated herein by reference; provided, however, that the subsection entitled "Executive Compensation-Report on Executive Compensation" shall not be deemed to be incorporated herein by reference.

Item 12. **Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters**

The information required by this Item with respect to security ownership of certain beneficial owners and management is included under the caption "Principal Shareholders" in the Proxy Statement and is hereby incorporated by reference.

The following table sets forth information with respect to compensation plans under which equity securities of the Company are authorized for issuance as of December 31, 2004.

Plan Category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders (1)....	384,775	$12.24	195,042 (2)
Equity compensation plans not approved by security holders	--	--	--
Total.............................	384,755	$12.24	195,042

(1) Includes the Company's 2001 Equity Incentive Plan, 1997 Equity Incentive Plan and Director Stock Plan.

(2) Includes up to 174,523 shares of restricted Common Stock that can be issued under the 2001 Equity Incentive Plan.

Item 13. **Certain Relationships and Related Transactions**

The Company has no relationships or related transactions required to be reported pursuant to this item.

Item 14. **Principal Accountant Fees and Services**

The information required by this Item is included under the caption "Miscellaneous-Independent Registered Public Accounting Firm" in the Proxy Statement and is hereby incorporated by reference.

PART III

Item 15. **Exhibits, Financial Statement Schedules**

(a) 1. Consolidated financial statements - The consolidated financial statements listed in the accompanying index to the consolidated financial statements and financial statement schedule are filed as part of this Annual Report on Form 10-K.

2. Financial statement schedule - The financial statement schedule listed in the accompanying index to the consolidated financial statements and financial statement schedule is filed as part of this Annual Report on Form 10-K.

3. Exhibits - The exhibits listed in the accompanying exhibit index are filed as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this 30th day of March, 2005.

NATIONAL RESEARCH CORPORATION

By /s/ Michael D. Hays
Michael D. Hays
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Michael D. Hays Michael D. Hays	Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2005
/s/ Patrick E. Beans Patrick E. Beans	Vice President, Treasurer, Secretary, Chief Financial Officer and Director (Principal Financial and Accounting Officer)	March 30, 2005
/s/ JoAnn M. Martin JoAnn M. Martin	Director	March 30, 2005
/s/ John N. Nunnelly John N. Nunnelly	Director	March 30, 2005
/s/ Paul C. Schorr III Paul C. Schorr III	Director	March 30, 2005
/s/ Gail L. Warden Gail L. Warden	Director	March 30, 2005

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

Page in this Form 10-K

All other financial statement schedules are omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedules, or because the information required is included in the consolidated financial statements and notes thereto.

NATIONAL RESEARCH CORPORATION AND SUBSIDIARY

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

	Balance at Beginning of Year	Bad Debt Expense	Write-offs, Net of Recoveries	Balance at End of Year
Allowance for doubtful accounts:				
Year Ended December 31, 2002	$ 101,674	$ 26,200	$ 60,554	$ 67,320
Year Ended December 31, 2003	$ 67,320	$ 127,848	$ 117,168	$ 78,000
Year Ended December 31, 2004	$ 78,000	$ 26,491	$ 3,965	$ 100,526

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(3.1)	Articles of Incorporation of National Research Corporation, as amended to date [Incorporated by reference to Exhibit (3.1) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(3.2)	By-Laws of National Research Corporation, as amended to date [Incorporated by reference to Exhibit 3.2 to National Research Corporation's Current Report on Form 8-K dated January 1, 2005]
(10.1)*	National Research Corporation 1997 Equity Incentive Plan [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Registration Statement on Form S-1 (Registration No. 333-33273)]
(10.2)*	National Research Corporation 2001 Equity Incentive Plan [Incorporated by reference to National Research Corporation's Proxy Statement for the 2002 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 3, 2002 (File No. 0-29466)]
(10.3)*	National Research Corporation Director Stock Plan, as amended to date [Incorporated by reference to Exhibit (10.2) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 0-29466)]
(10.4)+	Contract, dated January 23, 2002, between National Research Corporation and the Department of Veterans Affairs [Incorporated by reference to Exhibit (10.4) to National Research Corporation's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 0-29466)]
(10.5)	Form of Nonqualified Stock Option Agreement (for new associates) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.4 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.6)*	Form of Nonqualified Stock Option Agreement (for officers) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.5 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.7)*	Form of Restricted Stock Agreement for executive officers used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 10.2 to National Research Corporation's Current Report on Form 8-K dated March 19, 2005]
(10.8)	Form of Restricted Stock Agreement (one year vesting) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.6 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-120530)]
(10.9)	Form of Restricted Stock Agreement (five year vesting) used in connection with the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 4.7 to National Research Corporation's Registration Statement on Form S-8 (Registration No. 333-

Exhibit Number	Exhibit Description
	120530)]
(10.10)	Restricted Stock Incentive Plan for Joseph W. Carmichael under the 2001 Equity Incentive Plan [Incorporated by reference to Exhibit 10.1 to National Research Corporation's Current Report on Form 8-K dated March 19, 2005]
(10.11)	Director's Compensation summary
(23)	Consent of Independent Registered Public Accounting Firm
(31.1)	Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(31.2)	Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
(32.1)	Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
(99.1)	Proxy Statement for the 2005 Annual Meeting of Shareholders, to be filed within 120 days of December 31, 2004 [To be filed with the Securities and Exchange Commission under Regulation 14A within 120 days after December 31, 2004; except to the extent specifically incorporated by reference, the Proxy Statement for the 2005 Annual Meeting of Shareholders shall not be deemed to be filed with the Securities and Exchange Commission as part of this Annual Report on Form 10-K]

---

* A management contract or compensatory plan or arrangement.

+ Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.

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Directors and Officers

Board of Directors

Michael D. Hays
Chief Executive Officer
National Research Corporation

Patrick E. Beans
Vice President, Treasurer, Secretary and Chief Financial Officer
National Research Corporation

JoAnn M. Martin*
President and Chief Operating Officer
Ameritas Life Insurance Corporation

John N. Nunnelly*
Group President, New Business and Specialty Sales
McKesson Provider Technologies

Paul C. Schorr III*
President and Chief Executive Officer
ComCor Holding, Inc.

Gail L. Warden
President Emeritus
Henry Ford Health System

**Members of Audit, Compensation and Nominating Committees*

Executive Officers

Michael D. Hays
Chief Executive Officer

Joseph W. Carmichael
President

Jona S. Raasch
Vice President and Chief Operations Officer

Patrick E. Beans
Vice President, Treasurer, Secretary and Chief Financial Officer

Corporate Data

Corporate Headquarters

National Research Corporation
1245 Q Street
Lincoln, Nebraska 68508
(402) 475-2525 – phone
(402) 475-9061 – fax
www.nationalresearch.com

Transfer Agent

Illinois Stock Transfer Company
209 West Jackson Boulevard
Suite 903
Chicago, Illinois 60606
(800) 757-5755 – phone
(312) 427-2879 – fax

Corporate Counsel

Foley & Lardner LLP
Milwaukee, Wisconsin

Woods & Aitken LLP
Lincoln, Nebraska

Common Stock

National Research Corporation's common stock is traded on The NASDAQ Stock Market's National Market under the symbol NRCI.

Independent Registered Public Accounting Firm

KPMG LLP
Lincoln, Nebraska



NATIONAL RESEARCH
Corporation

1245 Q Street
Lincoln, Nebraska 68508
phone 402. 475. 2525
fax 402. 475. 9061
www.nationalresearch.com